Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Hittite Microwave Corporation

at

$78.00 Per Share, Net in Cash,

by

BBAC Corp.

a direct wholly owned subsidiary of

Analog Devices, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF JULY 21, 2014 (ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON JULY 21, 2014), UNLESS THE OFFER IS EXTENDED (SUCH TIME, AS IT MAY BE SO EXTENDED, THE “EXPIRATION TIME”), UNLESS EARLIER TERMINATED BY THE PURCHASER.

BBAC Corp., a Delaware corporation (the “Purchaser”), a direct wholly owned subsidiary of Analog Devices, Inc., a Massachusetts corporation (“Analog Devices”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (each, a “Share”), of Hittite Microwave Corporation, a Delaware corporation (“Hittite”), at a price of $78.00 per Share, net to the seller in cash, without interest (the “Offer Price”) and less any applicable withholding tax, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented, this “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). The Offer is being made for all outstanding Shares, and not for options to purchase Shares or other equity awards. The Offer is being made pursuant to an Agreement and Plan of Merger (as it may be amended or supplemented, the “Merger Agreement”), dated as of June 9, 2014, by and among Analog Devices, the Purchaser and Hittite, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into Hittite, with Hittite continuing as the surviving corporation and a direct wholly owned subsidiary of Analog Devices (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by Analog Devices, the Purchaser or Hittite or any direct or indirect wholly owned subsidiary of Analog Devices, the Purchaser or Hittite, including all Shares held by Hittite as treasury stock, all of which will be canceled, and (ii) Shares owned by any stockholder of Hittite who or which is entitled to demand, and properly demands, appraisal rights pursuant to, and complies in all respects with, Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) will be converted into the right to receive an amount in cash equal to the Offer Price, less any applicable withholding tax.

THE HITTITE BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF HITTITE ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

After careful consideration, the Hittite Board of Directors (the “Hittite Board”) has unanimously (i) adopted, approved and declared the advisability of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) declared that it is in the best interests of Hittite and the stockholders of Hittite that Hittite enter into the Merger Agreement and consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement and that the stockholders of Hittite tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement, (iii) declared that the terms of the Offer and the Merger are fair to Hittite and the stockholders of Hittite and (iv) resolved to recommend that the stockholders of Hittite accept the Offer and tender their Shares pursuant to the Offer. As soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Analog Devices, the Purchaser and Hittite will cause the Merger to become effective without a vote of the stockholders of Hittite to adopt the Merger Agreement, in accordance with Section 251(h) of the DGCL.

There is no financing condition to the Offer. The Offer is subject to the satisfaction of the “Minimum Condition,” the “Regulatory Condition” and the other conditions described in Section 15—“Conditions of the Offer.” A summary of the principal terms of the Offer appears on pages 1 through 8 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares pursuant to the Offer.

The Dealer Manager for the Offer is:

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010-3629

Call Toll-Free (800) 318-8219

June 23, 2014

IMPORTANT

Any stockholder of Hittite wishing to tender Shares pursuant to the Offer must (i) complete and sign the Letter of Transmittal that accompanies this Offer to Purchase in accordance with the instructions therein and mail or deliver the Letter of Transmittal and all other required documents to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), together with certificates representing the Shares tendered or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such stockholder wishes to tender such Shares.

Any stockholder of Hittite who wishes to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Time (as defined in the Introduction to this Offer to Purchase) or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares pursuant to the guaranteed delivery procedure described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager (in each case as defined herein and identified below) at their respective addresses and telephone numbers set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may also be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents. Such copies will be furnished promptly at the Purchaser’s expense.

The Letter of Transmittal, the certificates for Shares and any other required documents must reach the Depositary prior to the Expiration Time, unless the guaranteed delivery procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” are followed.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ BOTH CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

The Dealer Manager for the Offer is:

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010-3629

Call Toll-Free (800) 318-8219

June 23, 2014

-i-

SUMMARY TERM SHEET

BBAC Corp., a direct wholly owned subsidiary of Analog Devices, is offering to purchase all outstanding Shares at a price of $78.00 per Share, net to the seller in cash, without interest and less any applicable withholding tax, upon the terms and subject to the conditions set forth in the Merger Agreement, this Offer to Purchase and the accompanying Letter of Transmittal. The following are some questions you, as a stockholder of Hittite, may have about the Offer and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase, and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the accompanying Letter of Transmittal. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the accompanying Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “Purchaser,” “we,” “our,” or “us” refer to BBAC Corp.

Securities Sought	All outstanding shares of common stock, par value $0.01 per share, of Hittite Microwave Corporation.

Price Offered Per Share	$78.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes.

Scheduled Expiration Time	12:00 midnight, New York City time, at the end of July 21, 2014 (one minute after 11:59 p.m., New York City time, on July 21, 2014). See Section 1—“Terms of the Offer.”

Purchaser	BBAC Corp., a Delaware corporation and a direct wholly owned subsidiary of Analog Devices, Inc., a Massachusetts corporation.

Who is offering to buy my Shares?

We are BBAC Corp., a Delaware corporation recently formed for the purpose of making the Offer. We are a direct wholly owned subsidiary of Analog Devices. We were organized in connection with the Offer and have not carried on any activities other than entering into the Merger Agreement and activities in connection with the Offer. See Section 9—“Certain Information Concerning Analog Devices and the Purchaser.” Upon the terms and subject to the conditions set forth in this Offer to Purchase and the accompanying Letter of Transmittal, we will purchase all Shares validly tendered and not properly withdrawn pursuant to the Offer. See Section 1—“Terms of the Offer.”

Analog Devices is a world leader in the design, manufacture and marketing of a broad portfolio of high-performance analog, mixed-signal and digital signal processing integrated circuits used in virtually all types of electronic equipment. Analog Devices has manufacturing facilities in Massachusetts, Ireland and the Philippines and has more than thirty design facilities worldwide. See Section 9—“Certain Information Concerning Analog Devices and the Purchaser.”

Pursuant to the Merger Agreement, the Purchaser has agreed to, and Analog Devices has agreed to cause the Purchaser to, upon the terms and subject to the conditions in this Offer to Purchase and the accompanying Letter of Transmittal, accept and pay for Shares validly tendered and not properly withdrawn pursuant to the Offer.

How many shares of Hittite common stock are you offering to purchase?

We are seeking to purchase all of the issued and outstanding Shares, upon the terms and subject to the conditions set forth in this Offer to Purchase and the accompanying Letter of Transmittal. See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

How much are you offering to pay for my Shares and what is the form of payment?

We are offering to pay $78.00 per Share, net to you, in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions contained in this Offer to Purchase and the accompanying Letter of Transmittal.

Will I have to pay any fees or commissions if I tender my Shares pursuant to the Offer?

If you are the record owner of your Shares and you directly tender your Shares to us pursuant to the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Why are you making the Offer?

We are making the Offer because the Purchaser and Analog Devices want to acquire Hittite. See Sections 1—“Terms of the Offer” and 13—“Purpose of the Offer; No Stockholder Approval; Plans for Hittite.”

Is there an agreement governing the Offer?

Yes. Hittite, Analog Devices and the Purchaser have entered into the Merger Agreement. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and, following consummation of the Offer, the Merger. See Section 12—“The Transaction Agreements.”

Has the Hittite Board approved the Offer?

Yes. After careful consideration, the Hittite Board has unanimously (i) adopted, approved and declared the advisability of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) declared that it is in the best interests of Hittite and the stockholders of Hittite that Hittite enter into the Merger Agreement and consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement and that the stockholders of Hittite tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement, (iii) declared that the terms of the Offer and the Merger are fair to Hittite and the stockholders of Hittite and (iv) resolved to recommend that the stockholders of Hittite accept the Offer and tender their Shares pursuant to the Offer. Hittite’s full statement on the Offer is set forth in its Schedule 14D-9, which will be filed with the SEC in connection with the Offer and will be mailed to the stockholders of Hittite with this Offer to Purchase and the Letter of Transmittal. See the “Introduction” to this Offer to Purchase.

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•

immediately prior to the Expiration Time, the number of Shares validly tendered and not properly withdrawn pursuant to the Offer (excluding Shares tendered pursuant to guaranteed delivery procedures and not actually delivered prior to the Expiration Time), together with any Shares owned by Analog Devices or the Purchaser, being equal to at least a majority of the Shares outstanding on a fully diluted basis on the date of purchase (where “on a fully diluted basis” means the number of Shares outstanding (including, but not limited to, Shares subject to Hittite restricted stock awards (whether vested or unvested)), together with the Shares which Hittite may be required to issue pursuant to warrants, options, restricted stock units or other obligations outstanding at that date under employee stock or similar benefit plans or otherwise, regardless of exercise price, but only to the extent vested or then exercisable after giving effect to any accelerated vesting as a result of the completion of the Offer and the Merger). We refer to this condition as the “Minimum Condition”;

•	any waiting period (and any extension thereof) applicable to the consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, or to the exercise by Analog Devices or the Purchaser of the voting power of the Shares, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the German Act Against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen) has expired or been terminated, and any required authorization under the German Act Against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen) has been obtained (the “Regulatory Condition”); and

•	since the date of the Merger Agreement, no change, event, circumstance, development or effect has occurred that has had, or would reasonably be expected to result in, a Material Adverse Effect (as defined in Section 12—“The Transaction Agreements”) with respect to Hittite.

The Offer is subject to certain other conditions as well. A more detailed discussion of the conditions to the Offer can be found in Section 15—“Conditions of the Offer.”

We reserve the right to waive some of these conditions without Hittite’s consent. We cannot, however, waive or change the Minimum Condition without the consent of Hittite. See Section 15—“Conditions of the Offer.”

Is the Offer subject to any financing condition?

No. There is no financing condition to the Offer.

Is your financial condition relevant to my decision to tender my Shares pursuant to the Offer and do you have financial resources to make payment?

Analog Devices and the Purchaser estimate that the total funds required to purchase all issued and outstanding Shares pursuant to the Offer and to complete the Merger pursuant to the Merger Agreement will be approximately $2.5 billion, including related transaction fees and expenses. Analog Devices and the Purchaser anticipate funding these payments with cash on hand and through borrowings under a committed 90-day term loan facility. We do not believe that our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because:

•	cash is the only consideration that we are paying to the holders of the Shares in connection with the Offer;

•	we are offering to purchase all of the outstanding Shares in the Offer;

•	if the Offer is consummated, the Purchaser will acquire all remaining Shares for the same per Share cash price in the Merger (subject to certain appraisal rights under Section 262 of the DGCL);

•	there is no financing condition to the completion of the Offer; and

•	we and Analog Devices have cash on hand sufficient to finance the Offer and the Merger.

Receipt of financing is not a condition to the Offer. See Sections 10—“Source and Amount of Funds” and 12—“The Transaction Agreements—The Merger Agreement.”

How long do I have to decide whether to tender my Shares pursuant to the Offer?

Unless we extend or terminate the Offer, you will have until 12:00 midnight, New York City time, at the end of July 21, 2014 (one minute after 11:59 p.m., New York City time, on July 21, 2014), to tender your Shares pursuant to the Offer. If we extend the Offer, you will have until the expiration of the Offer as so extended to tender your Shares pursuant to the Offer. Furthermore, if you cannot deliver everything required to make a valid tender by that time, you may still be able to participate in the Offer by using the guaranteed delivery procedure that is described later in this Offer to Purchase prior to that time. See Sections 1—“Terms of the Offer” and 3—“Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. So long as the Merger Agreement has not been terminated in accordance with its terms, if at any then-scheduled Expiration Time any of the conditions to the Offer (as described in Section 15—“Conditions of the Offer”) (the “Offer Conditions”) has not been satisfied, or waived by Analog Devices or us if permitted under the Merger Agreement, Analog Devices will, at Hittite’s request, cause us to extend the Offer for one or (as needed) more consecutive periods of five business days each (or such shorter period as Hittite may agree or such longer period as Hittite and Analog Devices may agree) in order to permit the satisfaction of any such Offer Condition, except that if immediately prior to any scheduled Expiration Time, all Offer Conditions (except the Minimum Condition) have been satisfied or waived by Analog Devices or the Purchaser, then the obligations of Analog Devices to extend the Offer will be limited to (i) causing us to extend the Offer for one period of 10 business days to permit the satisfaction of the Minimum Condition, and (ii) if at the end of such 10 business day period, the Minimum Condition continues to not be satisfied, to causing us to extend the Offer for one additional period of 10 business days to permit the satisfaction of the Minimum Condition, after which, if the Minimum Condition remains unsatisfied, we will not be required to extend the Offer. However, neither Analog Devices nor the Purchaser is required to extend the Offer to a date that is after December 8, 2014.

See Section 1—“Terms of the Offer” for more details on our obligation and ability to extend the Offer.

How will I be notified if you extend the Offer?

If we extend the Offer, we will inform the Depositary of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates, if any, representing your Shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary, to the Depositary prior to the Expiration Time. The Letter of Transmittal is enclosed with this Offer to Purchase. If your Shares are held in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), your Shares can be tendered by your nominee by book-entry transfer through The Depository Trust Company. If you are unable to deliver any required document or instrument to the Depositary by the Expiration Time, you may gain some extra time by having a broker, a bank or another fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items together with the Shares within three NASDAQ Global Select Market trading days after the date of execution of the Notice of Guaranteed Delivery. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for the Shares (or of a confirmation of a book-entry transfer of the Shares as described in Section 3—“Procedures for Accepting the Offer and Tendering Shares”) and a properly completed and duly executed Letter of Transmittal and any other required documents for the Shares. See Section 2—“Acceptance for Payment and Payment for Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time prior to the expiration of the Offer and, unless previously accepted for payment as provided herein, tenders of Shares may also be withdrawn after the date that is 60 days from the date of this Offer to Purchase. See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. See Section 4—“Withdrawal Rights.”

Will the consummation of the Offer be followed by a merger if less than all of the Shares are tendered pursuant to the Offer?

Yes. If we purchase in the Offer at least a majority of the outstanding Shares on a fully-diluted basis and the other conditions to the Merger are satisfied or waived, we, Analog Devices and Hittite will cause the merger of us into Hittite to become effective as soon as practicable following the consummation of the Offer in accordance with the terms of the Merger Agreement and without a vote of the stockholders of Hittite to adopt the Merger Agreement, in accordance with Section 251(h) of the DGCL. If the Merger takes place, each Share issued and outstanding immediately prior to the Effective Time of the Merger (other than (i) Shares owned by Analog Devices, the Purchaser or Hittite or any direct or indirect wholly owned subsidiary of Analog Devices, the Purchaser or Hittite, including all Shares held by Hittite as treasury stock, all of which will automatically be cancelled, and (ii) Shares owned by any stockholder of Hittite who or which is entitled to demand, and properly demands, appraisal rights pursuant to, and complies in all respects with, Section 262 of the DGCL) will be converted into the right to receive $78.00 per Share, net in cash, without interest and less any applicable withholding taxes (or any higher price per Share that is paid to the stockholders of Hittite pursuant to the Offer) and Hittite will become a direct wholly owned subsidiary of Analog Devices. See the “Introduction” to this Offer to Purchase.

If a majority of Shares are tendered and are accepted for payment, will Hittite continue as a public company?

No. Following the purchase of Shares tendered, we expect to promptly consummate the Merger in accordance with Section 251(h) of the DGCL and without a vote of the stockholders of Hittite to adopt the Merger Agreement. If the Merger occurs, Hittite will no longer be publicly owned. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. If you decide not to tender your Shares in the Offer and the Merger occurs as described above, you will receive in the Merger the right to receive the same amount of cash per Share as if you had tendered your Shares in the Offer. Following the Offer, it is possible that the Shares might no longer constitute “margin securities” for purposes of the margin regulations of the Board of Governors’ of the Federal Reserve System, in which case your Shares may no longer be used as collateral for loans made by brokers. See Section 7—“NASDAQ Global Select Market Listing; Exchange Act Registration; Margin Regulations.”

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares pursuant to the Offer and the Merger occurs as described above, you will receive in the Merger the right to receive the same amount of cash per Share as if you had tendered your Shares pursuant to the Offer.

Subject to certain conditions, if we purchase Shares in the Offer, we are obligated under the Merger Agreement to cause the proposed Merger to occur.

Because the Merger will be governed by Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, the Merger will become effective without a vote of the stockholders of Hittite to adopt the Merger Agreement. We do not expect there to be significant time between the consummation of the Offer and the consummation of the Merger. See Section 7—“NASDAQ Global Select Market Listing; Exchange Act Registration; Margin Regulations.”

Will there be a subsequent offering period?

No. Pursuant to Section 251(h) of the DGCL and due to the obligation of Analog Devices, the Purchaser and Hittite to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation of the Offer, we expect the Merger to occur as promptly as practicable following, the consummation of the Offer without a subsequent offering period. See Section 1—“Terms of the Offer.”

What is the market value of my Shares as of a recent date?

On June 6, 2014, the last full trading day prior to the public announcement of the Merger Agreement, the last reported closing price per Share on the NASDAQ Global Select Market during normal trading hours was $60.56 per Share. Therefore, the Offer Price of $78.00 per Share represents a premium of approximately 28.8% over the closing price of the Shares before announcement of the Merger Agreement. On June 20, 2014, the last full trading day before we commenced the Offer, the last reported closing price per Share reported on the NASDAQ Global Select Market was $78.19 per Share. See Section 6—“Price Range of Shares; Dividends.”

If I accept the Offer, when and how will I get paid?

If the conditions to the Offer as described in Section 15—“Conditions of the Offer” are satisfied or waived and we consummate the Offer and accept your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $78.00 in cash, without interest and less any applicable withholding taxes, promptly following the Expiration Time. See Sections 1—“Terms of the Offer” and 2—“Acceptance for Payment and Payment for Shares.”

How will my outstanding Hittite Options, Restricted Stock Units and Restricted Stock Awards be treated in the Offer and the Merger?

The Offer is being made for all outstanding Shares, but not for any outstanding equity or equity-based awards granted under the Hittite Microwave Corporation 2005 Stock Incentive Plan or any other stock option plan or other equity-related plan of Hittite (collectively, the “Hittite Stock Plans”). No outstanding equity or equity-based awards granted under the Hittite Stock Plans may be tendered in the Offer. In order to tender the Shares underlying an option granted under the Hittite Stock Plans (each, a “Stock Option”) for the Offer Price, Stock Options must be exercised in accordance with their terms and in sufficient time to tender the Shares received pursuant to the Offer.

In addition, at the Effective Time:

•	subject to any required withholding of taxes and to the receipt of the consent of the holder thereof, each outstanding Stock Option will be cancelled in exchange for a cash payment equal to (i) the excess of the Offer Price over the exercise price per Share subject to such Option, multiplied by (ii) the number of Shares subject to such Option (and if the holder thereof has not consented to such treatment, such Option will be canceled without any cash payment being made in respect thereof) (see Section 12—“The Transaction Agreements—The Merger Agreement—Treatment of Hittite Stock Options”);

•

each restricted stock unit with respect to Shares outstanding and unvested immediately prior to the Effective Time (after taking into account any acceleration of vesting as of immediately prior to the Effective Time) (each, a “Cancelled RSU”) will be cancelled for no consideration, but Analog Devices will issue promptly after the Effective Time in substitution for each Cancelled RSU a restricted stock unit award or, in Analog Devices’ discretion, a restricted stock award (each such restricted stock unit award or restricted stock award, a “Replacement Award”), under Analog Devices’ Amended and Restated 2006 Stock Incentive Plan (the “Analog Devices Stock Plan”) for a number of shares of Analog Devices’ common stock, par value $0.16  2⁄3 per share (“Analog Devices Common Stock”), and subject to a vesting schedule determined in accordance with the provisions of the Merger Agreement, except that, with respect to certain holders based outside the U.S. or where the Replacement Award would be for less than 500 shares of Analog Devices Common Stock, Analog

Devices may provide a cash award in lieu of a Cancelled RSU (see Section 12—“The Transaction Agreements—The Merger Agreement—Treatment of Hittite Restricted Stock Units”);

•	each restricted stock award with respect to Shares outstanding and unvested immediately prior to the Effective Time (after taking into account any acceleration of vesting as of immediately prior to the Effective Time) (each a “Cancelled RSA”) will be cancelled for no consideration, but Analog Devices will issue promptly after the Effective Time in substitution for each Cancelled RSA, a Replacement Award under the Analog Devices Stock Plan, for a number of shares of Analog Devices Common Stock, and subject to a vesting schedule determined in accordance with the provisions of the Merger Agreement, except that, with respect to certain holders based outside the U.S. or where the Replacement Award would be for less than 500 shares of Analog Devices Common Stock, Analog Devices may provide a cash award in lieu of a Cancelled RSA (see Section 12—“The Transaction Agreements—The Merger Agreement—Treatment of Hittite Restricted Stock Awards”).

On June 8, 2014, in connection with the execution of the Merger Agreement, the Hittite Board amended the Hittite Microwave Corporation 2005 Stock Incentive Plan to provide that Cancelled RSUs and Cancelled RSAs will be replaced with awards denominated in shares of Analog Common Stock or cash, as applicable, in accordance with the terms of the Merger Agreement.

What are the United States federal income tax consequences of having my Shares accepted for payment in the Offer or receiving cash in the Merger?

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a stockholder that is a “U.S. holder” (as defined in Section 5—“Certain United States Federal Income Tax Consequences”) who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will generally be long-term capital gain or loss provided that the stockholder’s holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. See Section 5—“Certain United States Federal Income Tax Consequences.”

Stockholders are urged to consult their tax advisors to determine the particular tax consequences to them (including the application and effect of any United States federal estate or gift tax rules, or any state, local or non-United States income and other tax laws) of the Offer and the Merger.

Will I have the right to have my shares appraised?

Holders of Shares will not have appraisal rights in connection with the Offer. If the Offer is consummated, and the Merger is thereafter effected, however, Hittite stockholders who (i) did not tender their Shares in the Offer, (ii) comply in all respects with the applicable statutory procedures under Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than, or the same as, the price paid by the Purchaser pursuant to the Offer. You should be aware that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the transactions contemplated by the Merger Agreement (including the Offer and the Merger), is not an opinion as to fair value under Section 262 of the DGCL. If any stockholder of Hittite who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal, as provided in the DGCL, each of the Shares of such holder will be converted into the right to receive an amount equal to the Offer Price.

The foregoing summary of the rights of Hittite stockholders under the DGCL is qualified in its entirety by the full text of Section 262 of the DGCL, which is filed as Annex C to Hittite’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to you at the same time as this Offer to Purchase, and which is incorporated herein by reference. A more detailed discussion of appraisal rights can be found in Section 16—“Certain Legal Matters; Regulatory Approvals.”

Who should I call if I have questions about the Offer?

You may call MacKenzie Partners, Inc. at (800) 322-2885 (toll-free) or Credit Suisse Securities (USA) LLC at (800) 318-8219 (toll-free). MacKenzie Partners, Inc. is acting as the Information Agent for the Offer. Credit Suisse Securities (USA) LLC is acting as the Dealer Manager for the Offer. See the back cover of this Offer to Purchase.

To the Holders of Shares of

Common Stock of Hittite Microwave Corporation:

INTRODUCTION

BBAC Corp., a Delaware corporation (the “Purchaser”), a direct wholly owned subsidiary of Analog Devices, Inc., a Massachusetts corporation (“Analog Devices”), hereby offers to purchase (the “Offer”) all outstanding shares of common stock, par value $0.01 per share (each, a “Share”), of Hittite Microwave Corporation, a Delaware corporation (“Hittite”), at a price of $78.00 per Share net to the seller in cash, without interest (the “Offer Price”) and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented, this “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 9, 2014 (as it may be amended or supplemented, the “Merger Agreement”), by and among Analog Devices, the Purchaser and Hittite. The Offer is conditioned upon (i) the satisfaction of the Minimum Condition, as defined in Section 15—“Conditions of the Offer,” (ii) any waiting period (and any extension thereof) applicable to the consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, or to the exercise by Analog Devices or the Purchaser of the voting power of the Shares, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the German Act Against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen) has expired or been terminated, and any required authorization under the German Act Against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen) has been obtained (the “Regulatory Condition”), (iii) since the date of the Merger Agreement, no change, event, circumstance, development or effect has occurred that has had, or would reasonably be expected to result in, a Material Adverse Effect (as defined in Section 12—“The Transaction Agreements”) with respect to Hittite and (iv) certain other customary conditions. See Section 15—“Conditions of the Offer.” The term “Minimum Condition” is defined in Section 15—“Conditions of the Offer” and generally requires that, immediately prior to the Expiration Time, the number of Shares validly tendered and not properly withdrawn pursuant to the Offer (excluding Shares tendered pursuant to guaranteed delivery procedures and not actually delivered prior to the Expiration Time), together with any Shares owned by Analog Devices or the Purchaser, equal at least a majority of the Shares outstanding on a fully diluted basis. The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15—“Conditions of the Offer.”

Hittite has advised Analog Devices that, as of the close of business on June 6, 2014, there were (i) 31,378,594 Shares (including Shares subject to restricted stock awards) issued and outstanding, (ii) no Shares held by Hittite in its treasury, and (iii) an aggregate of 6,559,000 Shares reserved for issuance under Hittite Stock Plans (as defined below), of which (A) Stock Options (as defined below) were issued with respect to 22,651 Shares and (B) 275,174 Shares were reserved for issuance upon settlement of outstanding restricted stock unit awards.

The Merger Agreement is more fully described in Section 12—“The Transaction Agreements.”

Tendering stockholders who are record owners of their Shares and tender directly to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

After careful consideration, the Hittite Board of Directors (the “Hittite Board”) has unanimously (i) adopted, approved and declared the advisability of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) declared that it is in the best interests of Hittite and the stockholders of Hittite that Hittite enter into the Merger Agreement and consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement and that the stockholders of Hittite tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement, (iii) declared that the terms of the Offer and the Merger are fair to Hittite and the stockholders of Hittite and (iv) resolved to recommend that the stockholders of Hittite accept the Offer and tender their Shares pursuant to the Offer.

A complete description of the reasons for the Hittite Board’s approval of the Offer and the Merger are set forth in Hittite’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which is being mailed to you at the same time as this Offer to Purchase.

The Merger Agreement provides that, subject to the conditions described in Section 12—“The Transaction Agreements,” the Purchaser will be merged with and into Hittite with Hittite continuing as the surviving corporation (the “Surviving Corporation”), and a wholly owned subsidiary of Analog Devices (the “Merger”). Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time will be converted into the right to receive $78.00 per Share (or any greater per Share price paid in the Offer), net in cash, without interest and less any applicable withholding tax, other than (i) Shares owned by Analog Devices, the Purchaser or Hittite or any direct or indirect wholly owned subsidiary of Analog Devices, the Purchaser or Hittite, including all Shares held by Hittite as treasury stock, all of which will be canceled, and (ii) Shares owned by any stockholder of Hittite who or which is entitled to demand, and properly demands, appraisal rights pursuant to, and complies in all respects with, Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”).

Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a successful tender offer for any and all shares of the outstanding stock of a public corporation, the acquiror holds at least the percentage of stock, and of each class and series thereof, of the target corporation that would otherwise be required to adopt an agreement of merger involving the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without a vote of the stockholders of the target corporation. Therefore, if the Purchaser consummates the Offer, Hittite, Analog Devices and the Purchaser have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of the stockholders of Hittite to adopt the Merger Agreement, in accordance with Section 251(h) of the DGCL. See Section 13—“Purpose of the Offer; No Stockholder Approval; Plans for Hittite.”

The Offer is conditioned upon the fulfillment of the conditions described in Section 15—“Conditions of the Offer.”

The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, at the end of July 21, 2014 (one minute after 11:59 p.m., New York City time, on July 21, 2014), unless the Offer is extended (such time, as it may be so extended, the “Expiration Time”), unless earlier terminated by the Purchaser. See Section 12—“The Transaction Agreements—The Merger Agreement.”

THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND HITTITE’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 (WHICH CONTAINS THE RECOMMENDATION OF THE HITTITE BOARD AND THE REASONS FOR ITS RECOMMENDATION) CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF HITTITE SHOULD CAREFULLY READ THESE DOCUMENTS IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Time as permitted under Section 4—“Withdrawal Rights.”

The Offer is conditioned upon (i) the satisfaction of the Minimum Condition, (ii) the satisfaction of the Regulatory Condition, (iii) the absence of a Material Adverse Effect with respect to Hittite and (iv) the other conditions described in Section 15—“Conditions of the Offer” (collectively, the “Offer Conditions”). The term “Minimum Condition” is defined in Section 15—“Conditions of the Offer” and generally requires that immediately prior to the Expiration Time, the number of Shares validly tendered and not properly withdrawn pursuant to the Offer (excluding Shares tendered pursuant to guaranteed delivery procedures and not actually delivered prior to the Expiration Time), together with any Shares owned by Analog Devices or the Purchaser, equals at least a majority of the Shares outstanding on a fully diluted basis. The term “Material Adverse Effect” is defined in Section 12—“The Transaction Agreements.” The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15—“Conditions of the Offer.” We may terminate the Offer without purchasing any Shares if certain events described in Section 12—“The Transaction Agreements” occur.

Subject to the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and the provisions of the Merger Agreement, the Purchaser expressly reserves the right, in its sole discretion, to waive any condition of the Offer in whole or in part, or to modify the terms or conditions of the Offer, except that, without the written consent of Hittite, the Purchaser may not (i) change the form of consideration payable in the Offer, decrease the Offer Price or decrease the number of Shares sought pursuant to the Offer, (ii) extend the Expiration Time except (a) as required by applicable law (including for any period required by any rule, regulation, interpretation or position of the SEC), (b) that if, immediately prior to the scheduled Expiration Time, any condition to the Offer has not been satisfied or waived, the Purchaser may, in its sole discretion, extend the Expiration Time for one or more periods (not in excess of 10 business days each) but in no event to a date later than December 8, 2014, or (c) in connection with an increase in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the SEC, (iii) waive or change the Minimum Condition, (iv) amend any term of the Offer in any manner materially adverse to Hittite or to holders of Shares or (v) impose any condition to the Offer other than the Offer Conditions. The rights reserved by the Purchaser by this paragraph are in addition to the Purchaser’s rights pursuant to Section 15—“Conditions of the Offer.”

We may, in our sole and absolute discretion, increase the amount of cash constituting the Offer Price without the consent of Hittite. If, on or before the Expiration Time, we increase the consideration being paid for Shares accepted for payment in the Offer, this increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not their Shares were tendered before the announcement of the increase in consideration.

The Merger Agreement provides that if at the Expiration Time the Minimum Condition has not been satisfied or any of the other Offer Conditions has not been satisfied or waived by Analog Devices or the Purchaser if permitted under the Merger Agreement, Analog Devices will cause the Purchaser to extend the Offer for one or (as needed) more consecutive periods of five business days each (or such shorter period as Hittite may agree or such longer period as Hittite and Analog Devices may agree) in order to permit the satisfaction of any such Offer Condition, except that if immediately prior to any scheduled Expiration Time, all Offer Conditions (except the Minimum Condition) have been satisfied or waived by Analog Devices or the Purchaser, then the obligations of Analog Devices to extend the Offer will be limited to (i) causing the Purchaser to extend the Offer for one period of 10 business days to permit the satisfaction of the Minimum Condition, and (ii) if at the end of such 10 business day period, the Minimum Condition continues to not be satisfied, to causing the Purchaser to extend the Offer for one additional period of 10 business days to permit the satisfaction of the Minimum Condition, after which, if the Minimum Condition remains unsatisfied, the Purchaser shall not be required to extend the Offer. However, neither Analog Devices nor the Purchaser is required to extend the Offer to a date that is after December 8, 2014.

There can be no assurance that the Purchaser will be required under the Merger Agreement to extend, or choose to extend (if not so required), the Offer. During any extension of the Offer pursuant to the paragraphs above, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4—“Withdrawal Rights.”

If, upon the terms and subject to the conditions to the Merger Agreement, the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if the Purchaser waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and will extend the Offer, in each case, if and to the extent required by Rules 14d-4(d), 14d-6(c) and l4e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of such tender offer or the information concerning such tender offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for a minimum of 10 business days following such change to allow for adequate disclosure to stockholders.

The Purchaser expressly reserves the right, in its sole discretion, upon the terms and subject to the conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to not accept for payment or pay for any Shares and to delay the acceptance for payment of or payment for Shares if, at the Expiration Time, any of the Offer Conditions set forth in Section 15—“Conditions of the Offer” have not been satisfied or waived or upon the occurrence of any of the events set forth in Section 15—“Conditions of the Offer.” The Purchaser’s reservation of the right to delay the acceptance of, or payment for, Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires that the Purchaser pay the consideration offered or return Shares deposited by or on behalf of tendering stockholders promptly after the termination of the Offer. Under certain circumstances, Analog Devices and the Purchaser may terminate the Merger Agreement and the Offer. See Section 12—“The Transaction Agreements—The Merger Agreement—Termination.”

Any extension, waiver or amendment of the Offer, or delay in acceptance for payment or payment, or termination of the Offer, will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act. Without limiting the Purchaser’s obligation under such rule or the manner in which the Purchaser may choose to make any public announcement, the Purchaser currently intends to make announcements by issuing a press release and making any appropriate filing with the SEC.

Following the consummation of the Offer, we expect to consummate the Merger as soon as practicable in accordance with Section 251(h) of the DGCL and without a vote of the stockholders of Hittite to adopt the Merger Agreement. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Hittite has provided the Purchaser with its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Hittite’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will (i) on the business day following the Expiration Time, accept for payment all Shares validly tendered and not properly withdrawn prior to the Expiration Time and (ii) purchase and pay for all such Shares as soon as practicable following the Expiration Time. Acceptance for payment of Shares pursuant to and subject to the conditions of the Offer is referred to as the “Offer Closing” and the date on which the Offer Closing occurs is the “Offer Closing Date.”

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC” or the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 below) in lieu of the Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not properly withdrawn prior to the Expiration Time if and when the Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer and the conditions of the Offer have been satisfied or waived, to the extent permissible under the Merger Agreement. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from the Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for these unpurchased Shares will be returned (or new certificates for the Shares not tendered will be sent), without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” these Shares will be credited to an account maintained with the Book-Entry Transfer Facility) promptly following expiration or termination of the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tender of Shares. Except as set forth below, to validly tender Shares pursuant to the Offer, (i) a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined herein) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary, must be received by the Depositary at its address as set forth on the back cover of this Offer to Purchase prior to the Expiration Time and either (A) certificates representing Shares tendered must be delivered to the Depositary or (B) these Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Time or (ii) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined herein), which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the

Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make a book-entry transfer of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for the transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at its address as set forth on the back cover of this Offer to Purchase by the Expiration Time, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including any of the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program or an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (i) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this Section 3—“Procedures for Accepting the Offer and Tendering Shares,” includes any participant in any of the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile) must accompany each delivery of certificates.

Guaranteed Delivery. A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available and cannot be delivered to the Depositary prior to the Expiration Time, or who cannot complete the procedure for book-entry transfer prior to the Expiration Time, or who cannot deliver all required documents to the Depositary prior to the Expiration Time, may tender such Shares by satisfying all of the requirements set forth below:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, is received by the Depositary (as provided below) prior to the Expiration Time; and

•	the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the NASDAQ Global Select Market is open for business.

The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF ALL SUCH DOCUMENTS WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF THIS DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT ALL SUCH DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Other Requirements. Notwithstanding any provision of the Merger Agreement, the Purchaser will pay for Shares validly tendered and not properly withdrawn pursuant to the Offer prior to the Expiration Time only after timely receipt by the Depositary of (i) certificates for (or a timely Book-Entry Confirmation with respect to) these Shares, (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will the Purchaser pay interest on the purchase price of Shares, regardless of any extension of the Offer or any delay in making such payment. If your Shares are held in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), your Shares can be tendered by your nominee by book-entry transfer through the Depositary. If you are unable to deliver any required document or instrument to the Depositary by the Expiration Time, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items together with the Shares within three NASDAQ Global Select Market trading days after the date of execution of the Notice of Guaranteed Delivery.

Binding Agreement. Our acceptance for payment of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

Appointment as Proxy. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints the Purchaser’s designees as such stockholder’s proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Our designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of Hittite, by written consent in lieu of any such meeting or otherwise. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon payment for such Shares, the Purchaser must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of stockholders or executing a written consent concerning any matter.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Purchaser in its sole and absolute discretion, which determination will be final and binding. The Purchaser reserves the absolute right to reject any and all tenders determined by the Purchaser not to be in proper form or the acceptance for payment of or payment for which may, in the Purchaser’s opinion, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Analog Devices, the Purchaser or any of their respective affiliates or assigns, the Depositary, MacKenzie Partners, Inc., the information agent for the Offer (the “Information Agent”), Credit Suisse Securities (USA) LLC, the dealer manager for the Offer (the “Dealer Manager”), or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to the Purchaser’s obligations under the Merger Agreement, the Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding.

Backup Withholding. In order to avoid United States federal backup withholding at a rate of 28% on payments of cash pursuant to the Offer, a stockholder that is a “U.S. person” (as defined in the instructions to the Internal Revenue Service (“IRS”) Form W-9 provided with the Letter of Transmittal) who surrenders Shares in the Offer must, unless an exemption applies, provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) on an IRS Form W-9, certify under penalties of perjury that such TIN is correct and provide certain other certifications. If a stockholder does not provide such stockholder’s correct TIN or fails to provide the required certifications, the IRS may impose a penalty on such stockholder, and payment of cash to such stockholder pursuant to the Offer may be subject to backup withholding at a rate of 28%. All stockholders that are U.S. persons surrendering Shares pursuant to the Offer should complete and sign the IRS Form W-9 enclosed with the Letter of Transmittal to provide the information and certifications necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Purchaser and the Depositary). Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. Foreign stockholders should complete and sign an appropriate IRS Form W-8 (instead of an IRS Form W-9) in order to avoid backup withholding. The various IRS Forms W-8 may be obtained from the Depositary or at www.irs.gov. See Instruction 9 to the Letter of Transmittal.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4—“Withdrawal Rights,” tenders of Shares pursuant to the Offer are irrevocable. However, a stockholder may withdraw Shares tendered pursuant to the Offer at any time prior to the Expiration Time as explained below. Further, if the Purchaser has not accepted Shares for payment by August 22, 2014, they may be withdrawn at any time prior to the Purchaser’s acceptance for payment after that date.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, which determination will be final and binding. No tender or withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Analog Devices, the Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, properly withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Time.

If the Purchaser extends the Offer, delays its acceptance for payment of Shares or is unable to accept for payment Shares pursuant to the Offer, for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may nevertheless, on the Purchaser’s behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders exercise withdrawal rights as described in this Section 4—“Withdrawal Rights” prior to the Expiration Time or as otherwise required by Rule 14e-1(c) under the Exchange Act.

5. Certain United States Federal Income Tax Consequences.

The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to stockholders of Hittite whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are not tendered but instead are converted into the right to receive cash in the Merger. The discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders of Hittite, nor does it address any aspects of the United States federal estate or gift tax rules, the alternative minimum tax or any state, local or non-United States income or other tax laws that may apply to a particular stockholder in connection with the Offer and the Merger. This discussion also does not address the tax consequences to holders of Shares who are subject to special rules, including, without limitation, financial institutions, tax-exempt organizations, insurance companies, dealers in securities or foreign currencies, foreign holders, persons who hold their Shares as or in a hedge against currency risk, persons who hold their Shares as a result of a constructive sale or as part of a conversion transaction or holders who acquired their Shares pursuant to the exercise of employee stock options or otherwise as compensation. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with a retroactive effect. The discussion applies only to stockholders of Hittite who hold Shares as capital assets for United States federal income tax purposes.

As used in this summary, a “U.S. holder” is any stockholder who is, for United States federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for United States federal income tax purposes) that is created or organized in or under the laws of the United States or of any political subdivision thereof; (iii) any estate the income of which is subject to United States federal income taxation regardless of its source; or (iv) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or if a valid election is in place to treat the trust as a United States person. As used in this summary, the term “non-U.S. holder” means any stockholder (other than an entity that is classified as a partnership under the Code) that is not, for United States federal income tax purposes, a U.S. holder.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding Shares should consult their tax advisors regarding the tax consequences of the Offer and the Merger.

Because this discussion is intended to be a general summary only and individual circumstances may differ, each stockholder should consult its tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and the Merger on a beneficial holder of Shares, including the application and effect of the United States federal alternative minimum tax and any state, local and foreign tax laws and of changes in such laws.

U.S. holders. The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a U.S. holder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss provided that a stockholder’s holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Long-term capital gains recognized by individual and certain other non-corporate U.S. holders are generally taxed at preferential United States federal income tax rates. In the case of a Share that has been held for one year or less, such capital gains generally will be subject to tax at ordinary income tax rates. The deductibility of capital losses is subject to certain limitations.

U.S. holders that are individuals, estates or certain trusts are required to pay a 3.8% federal tax (the “Net Investment Income Tax”) on the lesser of (i) the U.S. holder’s “net investment income” in the case of an individual, or “undistributed net investment income” in the case of an estate or trust, in each case for the relevant tax year, and (ii) the excess of the U.S. holder’s modified adjusted gross income in the case of an individual, or adjusted gross income in the case of an estate or trust, in each case for the taxable year, over a certain threshold (for married individuals filing joint returns, $250,000; for married individuals filing separate returns, $125,000; for all others, $200,000). Net investment income generally includes net gains from the disposition of Shares, unless such gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). A U.S. holder that is an individual, estate or trust should consult its tax advisor regarding the applicability of the Net Investment Income Tax to any gain recognized pursuant to the Offer or the Merger.

In general, U.S. holders who exercise appraisal rights in connection with the Merger pursuant to Section 262 of the DGCL will also recognize gain or loss for United States federal income tax purposes. Any U.S. holder considering exercising appraisal rights in connection with the Merger should consult its own tax advisors regarding the potential impact of such action.

Non-U.S. holders. A non-U.S. holder who tenders Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will not be taxed on any gain recognized on a disposition of Shares unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States. In such cases, the gain will be capital gain subject to United States federal income tax (but not withholding tax) on a net basis at the rates applicable to United States persons (unless an applicable income tax treaty provides otherwise) and, if the non-U.S. holder is a foreign corporation, an additional “branch profits tax” may also apply at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty);

•	the non-U.S. holder is an individual who holds Shares as a capital asset, is present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met (in which case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by United States source capital losses recognized in the same taxable year, generally will be subject to a flat 30% United States federal income tax); or

•	the non-U.S. holder owned (directly, indirectly or constructively) more than 5% of the Shares at any time during the five years preceding the consummation of the Offer or the Merger, as applicable, and Hittite was a “United States real property holding corporation” for United States federal income tax purposes at any time within the shorter of such five-year period and the non-U.S. holder’s holding period with respect to its Shares. Hittite believes that it is not a United States real property holding corporation and that it has not been a United States real property holding corporation during the five years preceding the commencement of the Offer.

Backup Withholding. A stockholder whose Shares are purchased in the Offer or exchanged for cash pursuant to the Merger may be subject to United States federal backup withholding at a rate of 28% unless certain information is provided to the Depositary or an exemption applies. See Section 3—“Procedures for Accepting the Offer and Tendering Shares—Backup Withholding.” Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a stockholder’s United States federal income tax liability provided that the required information is timely furnished to the IRS.

6. Price Range of Shares; Dividends.

According to Hittite’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, Shares are traded on the NASDAQ Global Select Market under the symbol “HITT.” The following table sets forth, for the periods indicated, the high and low sale prices per Share, as reported by the NASDAQ Global Select Market, and cash dividends declared per Share. Share prices are as reported in Hittite’s Form 10-K for the fiscal year ended December 31, 2013 and thereafter as reported on the NASDAQ Global Select Market based on published financial sources.

	Stock Price		Cash Dividends
	High	Low	Declared Per Share
Year Ended December 31, 2012
First Quarter	$59.15	$48.40	—
Second Quarter	54.56	47.28	—
Third Quarter	57.49	45.94	—
Fourth Quarter	63.39	52.61	—
Year Ending December 31, 2013
First Quarter	$66.97	$58.37	—
Second Quarter	60.59	52.45	—
Third Quarter	65.60	56.25	—
Fourth Quarter	66.49	57.47	—
Year Ending December 31, 2014
First Quarter	$65.73	$52.36	$0.15
Second Quarter (through June 20, 2014)	78.47	55.17	0.15

On June 6, 2014, the last full trading day prior to the public announcement of the Merger Agreement, the last reported closing price per Share on the NASDAQ Global Select Market during normal trading hours was $60.56 per Share. On June 20, 2014, the last full trading day prior to the commencement of the Offer, the last reported closing price per Share on the NASDAQ Global Select Market during normal trading hours was $78.19 per Share. According to Hittite’s Form 10-K for the fiscal year ended December 31, 2013, Hittite has declared and paid cash dividends on the Shares since February 6, 2014. Under the terms of the Merger Agreement, between the date of the Merger Agreement and the Effective Time, Hittite is prohibited from declaring, setting aside or paying any dividends, except that Hittite is permitted to pay the cash dividend of $0.15 per Share, declared on April 17, 2014 and payable on June 27, 2014 to stockholders of record as of June 4, 2014. See Section 14—“Dividends and Distributions.”

Before deciding whether to tender their Shares pursuant to the Offer, stockholders are urged to obtain a current market quotation for the Shares.

7. NASDAQ Global Select Market Listing; Exchange Act Registration; Margin Regulations.

Assuming the requirements of Section 251(h) of the DGCL are satisfied, and without a vote of the stockholders of Hittite to adopt the Merger Agreement, we expect to consummate the Merger as soon as practicable after consummation of the Offer. Following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into Hittite, and Hittite will be the Surviving Corporation, and a direct wholly owned subsidiary of Analog Devices. Hittite’s Certificate of Incorporation will be amended and restated at the Effective Time in the form attached to the Merger Agreement. The Bylaws of the Purchaser as in effect immediately prior to the Effective Time will be the bylaws of the Surviving Corporation. Upon the completion of the Merger, the directors of the Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, and the officers of the Purchaser immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, in each case, until their successors are elected and qualified.

NASDAQ Global Select Market Listing. The Shares are currently listed on the NASDAQ Global Select Market, but following the Effective Time the shares will no longer meet the requirements for continued listing on the NASDAQ Global Select Market because the only stockholder will be Analog Devices. According to the published guidelines of the Financial Industry Regulatory Authority, NASDAQ would consider delisting the Shares if, among other things, the number of publicly-held Shares falls below 750,000, the aggregate market value of the publicly-held Shares is less than $5 million, or there are fewer than two market makers for the Shares. Shares held by officers or directors of the company or their immediate families, or by any beneficial owner of 10% or more of the Shares, ordinarily will not be considered to be publicly-held for this purpose.

In this event, the market for Shares would be adversely affected. In the event the Shares were no longer listed on the NASDAQ Global Select Market, it is possible that the Shares would trade on another securities exchange or in the over-the-counter market and that price quotations might still be available from such other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders or the aggregate market value of the publicly held Shares at the time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. We intend to seek to cause Hittite to apply for termination of the registration of Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of the registration of Shares under the Exchange Act would reduce the information required to be furnished by Hittite to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a)

and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to Shares. In addition, if Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to Hittite. Furthermore, the ability of “affiliates” of Hittite and persons holding “restricted securities” of Hittite to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If the registration of Shares under the Exchange Act was terminated, Shares would no longer be eligible for continued inclusion on the list of “margin securities” of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) or eligible for stock exchange listing.

If the registration of Shares is not terminated prior to the Merger, then the registration of Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

8. Certain Information Concerning Hittite.

The following description of Hittite and its business has been taken from Hittite’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, and is qualified in its entirety by reference to such report:

General. Hittite designs and develops high performance integrated circuits, modules, subsystems and instrumentation for technically demanding radio frequency, microwave and millimeterwave applications. As a result of its 29 years of experience and innovation, it has developed a deep knowledge of analog, digital and mixed-signal semiconductor technology, from the device level to the design and assembly of complete subsystems. Hittite’s fabless business model enables it to leverage its broad engineering, assembly and test capabilities and its intellectual property portfolio, including our semiconductor modeling expertise and library of proprietary circuit designs.

Hittite is a Delaware corporation with its principal executive offices located at 2 Elizabeth Drive, Chelmsford, Massachusetts 01824. The telephone number for Hittite is (978) 250-3343.

Available Information. Hittite is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Hittite’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and equity awards granted to them), the principal holders of Hittite’s securities, any material interests of such persons in transactions with Hittite and other matters is required to be disclosed in proxy statements and periodic reports distributed to Hittite’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC’s office at 100 F Street, N.E., Washington, D.C. 20549-0213. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, N.E., Washington, D.C. 20549-0213. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at (800) SEC-0330. The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, such as Hittite, who file electronically with the SEC. The address of that site is http://www.sec.gov. Hittite also maintains an Internet website at http://www.hittite.com. The information contained in, accessible from or connected to Hittite’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of Hittite’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

Sources of Information. Except as otherwise set forth herein, the information concerning Hittite contained in this Offer to Purchase has been based upon publicly available documents and records on file with the SEC and other public sources. Although we have no knowledge that any such information contains any misstatements or omissions, none of Analog Devices, the Purchaser or any of their respective affiliates or assigns, the Information Agent, the Dealer Manager or the Depositary assumes responsibility for the accuracy or completeness of the information concerning Hittite contained in such documents and records or for any failure by Hittite to disclose events which may have occurred or may affect the significance or accuracy of any such information.

Certain Projections. In a presentation to management, Hittite provided Analog Devices with selected unaudited projected financial information concerning Hittite. Such information is described in the Schedule 14D-9, which will be filed with the SEC and is being mailed to Hittite’s stockholders at the same time as this Offer to Purchase. Hittite’s stockholders are urged to, and should, carefully read the Schedule 14D-9.

9. Certain Information Concerning Analog Devices and the Purchaser.

General. The Purchaser is a Delaware corporation with its principal offices located at c/o Analog Devices, One Technology Way, Norwood, Massachusetts 02062. The telephone number of the Purchaser is (781) 329-4700. The Purchaser is a direct wholly owned subsidiary of Analog Devices. The Purchaser was formed for the purpose of making a tender offer for all of the Shares of Hittite and has not engaged, and does not expect to engage, in any business other than in connection with the Offer and the Merger.

Analog Devices is a Massachusetts corporation with its principal offices located at One Technology Way, Norwood, Massachusetts 02062. The telephone number of Analog Devices is (781) 329-4700.

Analog Devices is a world leader in the design, manufacture and marketing of a broad portfolio of high-performance analog, mixed-signal and digital signal processing integrated circuits used in virtually all types of electronic equipment. Since its inception in 1965, it has focused on solving the engineering challenges associated with signal processing in electronic equipment. Its signal processing products play a fundamental role in converting, conditioning, and processing real-world phenomena such as temperature, pressure, sound, light, speed and motion into electrical signals to be used in a wide array of electronic devices. As new generations of digital applications evolve, new needs for high-performance analog signal processing and digital signal processing technology are generated. As a result, Analog Devices produces a wide range of innovative products — including data converters, amplifiers and linear products, radio frequency integrated circuits, power management products, sensors based on micro-electro mechanical systems technology and other sensors, and processing products, including digital signal processing and other processors — that are designed to meet the needs of a broad base of customers. Analog Devices has manufacturing facilities in Massachusetts, Ireland, and the Philippines, and has more than thirty design facilities worldwide.

The name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the last five years for each director and each of the executive officers of Analog Devices and the Purchaser and certain other information are set forth in Schedule I hereto.

During the last five years, none of Analog Devices or the Purchaser or, to the best knowledge of Analog Devices and the Purchaser, any of the persons listed in Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as described in this Offer to Purchase and Schedule I hereto, (i) none of Analog Devices, the Purchaser, any majority-owned subsidiary of Analog Devices or, to the best knowledge of Analog Devices and the Purchaser, any of the persons listed in Schedule I hereto or any associate or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Analog Devices, the Purchaser or, to the best knowledge of Analog Devices and the Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Analog Devices, the Purchaser or, to the best knowledge of Analog Devices and the Purchaser, any of the persons listed in Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Hittite, including any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of Analog Devices, the Purchaser or, to the best knowledge of Analog Devices and the Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with Hittite or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Analog Devices or any of their subsidiaries or, to the best knowledge of Analog Devices, any of the persons listed in Schedule I hereto, on the one hand, and Hittite or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Analog Devices and the Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, and such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning (800) SEC-0330. Analog Devices filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213 at prescribed rates.

10. Source and Amount of Funds.

The Offer is not conditioned upon the Purchaser or Analog Devices obtaining financing to fund the purchase of Shares pursuant to the Offer and the Merger. Because (i) the only consideration to be paid in the Offer and the Merger is cash, (ii) the Offer is to purchase all issued and outstanding Shares, (iii) if the Offer is consummated, then we will acquire all remaining Shares for the same per Share cash price in the Merger (subject to certain appraisal rights under Section 262 of the DGCL), (iv) there is no financing condition to the completion of the Offer, and (v) we and Analog Devices have cash on hand that will be sufficient to finance the payments to be made in the Offer and the Merger, we believe the financial condition of Analog Devices and the Purchaser is not material to a decision by a holder of Shares whether to sell, hold or tender Shares pursuant to the Offer.

Analog Devices and the Purchaser estimate that the total funds required to purchase all issued and outstanding Shares pursuant to the Offer and to complete the Merger pursuant to the Merger Agreement will be approximately $2.5 billion, including related transaction fees and expenses. Analog Devices will provide the Purchaser with sufficient funds to pay for all Shares accepted for payment in the Offer or to be acquired in the Merger.

Analog Devices expects to fund part of the payments to be made in connection with the Offer and the Merger through borrowings under a committed 90-day term loan facility in an aggregate principal amount of $2.0 billion with Credit Suisse AG and Credit Suisse Securities (USA) LLC. Amounts drawn under this facility will bear interest, at Analog Devices’ option, at the London Interbank Offered Rate (“LIBOR”) plus 1% or at a rate equal to the highest of (a) the prime rate, (b) the federal funds rate plus 0.50% and (c) 30-day LIBOR plus 1%. Analog Devices expects that a wholly owned subsidiary will assume the loan under this facility and repay it out of existing cash balances on or before maturity.

11. Background of the Offer; Past Contacts or Negotiations with Hittite.

The following is a description of contacts between representatives of Analog Devices or the Purchaser with representatives of Hittite that resulted in the execution of the Merger Agreement and the agreements related to the Offer. For a review of Hittite’s activities relating to these contacts, please refer to the Schedule 14D-9.

Background of the Offer

The following is a description of the material contacts between representatives of Analog Devices or the Purchaser with representatives of Hittite that resulted in the execution of the Merger Agreement. For a review of Hittite’s additional activities, please refer to Hittite’s Schedule 14D-9 that will be filed with the SEC and is being mailed to all Hittite stockholders together with this Offer to Purchase.

In the ordinary course of its business, Analog Devices evaluates potential strategic alliances and partners to enhance its competitive situation and market opportunities. Within the past two years, Hittite had been identified as a potential partner during the course of several of such internal discussions among members of Analog Devices’ management.

At a regularly scheduled meeting of the board of directors of Analog Devices (the “Analog Devices Board”) on September 10, 2013, management made a presentation on M&A strategy, which included Hittite among several potential acquisition candidates.

On October 14, 2013, Vincent T. Roche, the President and Chief Executive Officer of Analog Devices, invited Rick D. Hess, the President and Chief Executive Officer of Hittite, to meet for lunch. During that introductory meeting, the two chief executive officers discussed in general terms how the two companies might work together. No specific proposals were made, and no commitments were made to hold any follow-up discussions.

On November 13, 2013, Mr. Roche called Mr. Hess and noted that a relationship with Hittite may be of interest to Analog Devices. They discussed a range of ways in which the two companies might work together, ranging from engaging in cooperative marketing efforts on one end of the spectrum to a potential acquisition of Hittite by Analog Devices at the other end of the spectrum. No specific terms were proposed or discussed . Messrs. Roche and Hess discussed the possibility of meeting later that week with their respective chief financial officers to continue discussions.

On November 15, 2013, Mr. Roche and David A. Zinsner, the Vice President, Finance and Chief Financial Officer of Analog Devices, met with Mr. Hess and William W. Boecke, the Vice President, Chief Financial Officer and Treasurer of Hittite. In the course of that meeting, Mr. Roche stated that Analog Devices had a potential interest in an acquisition of Hittite. Mr. Hess explained that Hittite was not currently seeking a sale transaction, but Mr. Hess agreed that he would report any acquisition proposal to the Hittite Board.

On December 17, 2013, Mr. Roche called Brian P. McAloon, a director of Hittite and a former vice president of Analog Devices until 2008. As former colleagues, Mr. Roche and Mr. McAloon speak periodically on a wide range of topics. As part of this conversation Mr. Roche made a general statement that Analog Devices might have an interest in acquiring Hittite. No specific terms or proposals were discussed.

On December 20, 2013, Mr. Roche called Mr. Hess and indicated a desire to conduct preliminary due diligence on Hittite so that Analog Devices could gain a better understanding of Hittite’s business. Mr. Roche proposed that Hittite and Analog Devices enter into a confidentiality agreement and thereafter schedule a meeting with senior executives from both companies to discuss Hittite’s business, products and markets. Mr. Roche explained that following that meeting, he and other members of management would discuss with the Analog Devices Board the possibility of making an acquisition proposal.

On December 22, 2013, Mr. Roche sent to Mr. Hess an initial draft of a confidentiality and standstill agreement.

On December 23, 2013, Analog Devices shut down for the holidays, reopening for business on January 6, 2014.

Between January 7, 2014 and January 14, 2014, representatives of Analog Devices and Hittite negotiated the terms of the confidentiality and standstill agreement, which was executed on January 14, 2014.

On January 30, 2014, Messrs. Hess and Boecke, along with Michael Koechlin, Hittite’s Chief Technology Officer, and Antonio Visconti, Hittite’s Vice President of Marketing, met with Mr. Zinsner, along with Analog Devices’ Michael Britchfield, Vice President, Industrial and Instrumentation, Martin Cotter, Vice President, Communications Infrastructure, John Cowles, Electrical Design Engineering Manager, William Martin, Vice President of Mergers & Acquisitions and Treasurer, and Peter Real, Vice President, High Speed Products and Technology. The Hittite representatives presented an overview of Hittite’s business, and responded to questions relating to Hittite’s growth prospects, markets, products and customers. A wide ranging discussion took place of the two companies’ respective businesses, products, markets and growth prospects, the strategic rationale for a possible combination between them, and the potential financial model of a combined company.

On February 19, 2014, Mr. Roche met Mr. McAloon for dinner and discussed a broad range of topics. During this dinner, Mr. Roche expressed Analog Devices’ possible interest in exploring an acquisition of Hittite, subject to further due diligence and further discussions with the Analog Devices Board. No specific proposal or terms were discussed.

Throughout February and early March, 2014, members of Analog Devices management reviewed internally, and consulted with representatives of Credit Suisse Securities (USA) LLC (“Credit Suisse”), financial advisor to Analog Devices, regarding several potential acquisition candidates, including Hittite.

At a regularly scheduled meeting of the Analog Devices Board on March 12, 2014, management and representatives of Credit Suisse made a presentation about possible acquisition strategies for Analog Devices, including a specific discussion of a possible acquisition of Hittite. The Analog Devices Board authorized management to propose an acquisition of Hittite at a price of $74.00 per share and appointed a committee of three directors, Messrs. Richard M. Beyer, Yves-Andre Istel and Vincent Roche, to advise management with respect to the potential acquisition. The Analog Devices Board also authorized the retention of Credit Suisse as financial advisor in connection with a potential acquisition of Hittite. On March 17, 2014, Analog Devices and Credit Suisse executed an engagement letter formalizing such retention.

On March 13, 2014, Mr. Roche called Mr. Hess who was traveling overseas, and they agreed to speak upon Mr. Hess’ return.

On March 15, 2014, Mr. Roche telephoned Mr. Hess to inform him that a written proposal would be forthcoming from Analog Devices, and later that day Mr. Hess received a letter from Analog Devices proposing to acquire Hittite for cash in the amount of $74.00 per share.

On March 20, 2014, Messrs. Hess and Roche spoke by telephone, and Mr. Hess reported that he had provided the non-binding offer to the Hittite Board and would contact Mr. Roche to discuss possible next steps after the Hittite Board had a chance to review and consider the offer.

On March 31, 2014, Mr. Hess called Mr. Roche and reported that the Hittite Board believed that the $74.00 per share offer did not fully value Hittite, but that he was authorized to meet with representatives of Analog Devices and share more detailed information on Hittite’s growth prospects with the expectation that it would enable Analog Devices to materially increase its offer.

On April 1, 2014, Mr. Roche called Mr. Hess to schedule a meeting at which Hittite could provide additional information relevant to its valuation.

On April 10, 2014, Messrs. Britchfield, Cotter, Martin, Real, Roche and Zinsner of Analog Devices met with Messrs. Boecke, Hess and Visconti of Hittite at the offices of WilmerHale, Analog Devices’ legal counsel. Also present were representatives of Credit Suisse and Deutsche Bank Securities, Inc., the financial advisor to Hittite. The discussions focused on the growth plans for Hittite presented by the representatives of Hittite at the meeting.

On April 18, 2014, Messrs. Hess and Roche spoke by telephone. Mr. Roche offered to increase the price per share to $75.50, while noting that Analog Devices’ valuation assumptions had not changed as a result of the April 10, 2014 meeting and that Analog Devices was stretching in making this offer. Mr. Hess stated he would bring the revised offer to the Hittite Board and thereafter contact Mr. Roche with the Hittite Board’s response.

On April 25, 2014, Mr. Hess sent an e-mail to Mr. Roche, who was traveling outside the U.S., noting that the Hittite Board had considered the revised proposal and suggesting that representatives of Credit Suisse and Deutsche Bank meet in Mr. Roche’s absence to further discuss the revised proposal.

On April 27, 2014, representatives of Deutsche Bank spoke by telephone to representatives of Credit Suisse and informed them that the Hittite Board would not accept the revised offer of $75.50, but in an effort to continue the dialogue had authorized Deutsche Bank to send some additional materials regarding Hittite’s business and value and to follow up with further discussions among the financial advisors.

On April 29, 2014, Deutsche Bank sent a presentation to Credit Suisse reiterating that the $75.50 price was insufficient, identifying certain revenue and cost synergies they expected to be available and suggesting that $78.00 per share was the minimum amount the Hittite Board would consider sufficient to continue discussions regarding a potential transaction. Thereafter a representative of Deutsche Bank telephoned Mr. Zinsner and reiterated the points made in the presentation and confirmed the Hittite Board’s view that a price of at least $78.00 per share was required to continue discussions.

On April 30, 2014, Mr. Roche telephoned Mr. Hess and informed him that Analog Devices would be willing to increase its offer to $76.50 per share. Mr. Hess stated that this price was unacceptable. After further discussion, Mr. Roche stated that Analog Devices might be willing to meet Hittite’s price of $78.00 per share, but that $78.00 per share was at Analog Devices’ limit and would need to be considered by the Analog Devices Board. Mr. Roche further indicated that, at that price, Analog Devices would expect to receive exclusivity. Mr. Hess responded that he thought it unlikely that the Hittite Board would accede to Analog Devices’ request for exclusivity, but he agreed to convey the request to the Hittite Board, and stated that Hittite would work with Analog Devices to move quickly toward a definitive agreement. Mr. Roche indicated that he would report to the Analog Devices Board the position of the Hittite Board, and Mr. Hess indicated that he would confirm with the Hittite Board that $78.00 per share would be an acceptable price to continue discussions.

On May 1, 2014, a special telephonic meeting of the Analog Devices Board was held and, following further discussion of the potential transaction, the Analog Devices Board authorized Mr. Roche to increase the offer to $78.00 per share.

On May 2, 2014, Mr. Roche called Mr. Hess and indicated that the Analog Devices Board had authorized an increase of its offer to $78.00 per share, and Mr. Hess confirmed that the Hittite Board was prepared to continue discussions at that price. Mr. Hess stated that Hittite would not accede to the Analog Devices request for exclusivity, but that Hittite was prepared to work with Analog Devices toward completing due diligence and negotiating a definitive agreement as quickly as possible. Later that day, Mr. Zinsner called Mr. Boecke to discuss commencement of a formal due diligence process.

On May 7, 2014, Mr. Roche sent to Mr. Hess a written non-binding offer to acquire Hittite for $78.00 per share in cash.

Commencing on May 9, 2014, representatives of Analog Devices, Credit Suisse and WilmerHale were granted access to an electronic data room and through June 8, 2014 such representatives continued their due diligence review of Hittite, which included various in-person and telephonic due diligence sessions and documentary due diligence.

Between May 16 and May 30, 2014, the ad hoc committee of the Analog Devices Board periodically met with management to discuss the status of diligence and negotiations, as well as the terms of the Merger Agreement and financing arrangements.

On May 17 and May 20, 2014, representatives of Analog Devices, Credit Suisse, Hittite and Deutsche Bank participated in two all-day, in-person due diligence meetings.

On May 21, 2014, WilmerHale provided to Foley Hoag a draft of the definitive merger agreement, and between May 21, 2014 and June 8, 2014, representatives of Hittite, Analog Devices and their respective counsel and financial advisors negotiated the terms of the definitive merger agreement. The material terms negotiated included the term and expiration of the Offer (including the obligation of Analog Devices to extend the Offer at Hittite’s request if the closing conditions were not met), the scope of certain representations and warranties and pre-closing covenants by Hittite, the conditions under which Hittite would be able to solicit alternative proposals and to respond to unsolicited proposals, the treatment of outstanding equity awards under the Hittite stock plans in the merger, the circumstances under which the parties could terminate the Merger Agreement (including in which cases a termination fee may be payable by Hittite), the size of the termination fee and the closing conditions to the Offer (including the related definition of a “Material Adverse Effect”).

On June 2, 2014, WilmerHale informed Foley Hoag that Analog Devices intended to make an offer of employment to Mr. Hess. Foley Hoag advised WilmerHale that in light of this development, Mr. Hess would recuse himself from the decisions of the Hittite Board on any remaining substantive issues to be resolved in the definitive merger agreement.

On the evening of June 4, 2014, Mr. Roche spoke with Mr. Hess by telephone, and offered him the position of Vice President, RF Group of Analog Devices. Mr. Roche, and subsequently William Matson, Analog Devices’ Vice President of Human Relations, relayed to Mr. Hess the proposed terms of his employment with Analog Devices, which included proposed modifications to his existing employment agreement with Hittite. Mr. Roche indicated to Mr. Hess that he was uncertain that Analog Devices would be willing to proceed with an acquisition of Hittite without Mr. Hess’ acceptance of Analog Devices’ offer of employment to him. See —“Other Agreements” below in this Section 11.

On June 5, 2014, at a special telephonic meeting the Analog Devices Board, attended by representatives of Credit Suisse and WilmerHale, received reports from management regarding the due diligence investigation of Hittite, reviewed the terms of the transaction and proposed financing for the transaction, and discussed the terms of the Merger Agreement. The Analog Devices Board voted to authorize the transaction, subject to approval of the definitive merger agreement by a subcommittee of the Analog Devices Board, comprised of Messrs. Beyer, Istel and Roche, appointed at that meeting.

Between June 5, 2014 and June 8, 2014, representatives of Hittite and Analog Devices and their respective counsel completed the negotiation of the definitive merger agreement and its related disclosure schedules, and Mr. Hess and representatives of Analog Devices, Mr. Hess’ counsel, Feinberg Hanson LLP, and WilmerHale completed the negotiation of his employment arrangements with Analog Devices.

On June 8, 2014, the subcommittee of the Analog Devices Board established at the June 5, 2014 meeting met by telephone and approved the definitive Merger Agreement.

On June 9, 2014, Mr. Hess’ employment agreement amendments were executed and delivered, and subsequently the Merger Agreement was executed and delivered on behalf of each of Analog Devices, the Purchaser and Hittite.

On June 9, 2014, prior to the opening of trading on the NASDAQ Global Select Market, Analog Devices and Hittite issued a joint press release announcing the Merger.

Other Agreements

On June 9, 2014 and in connection with the execution of the Merger Agreement, Hittite entered into an amendment (the “Third Employment Agreement Amendment”) to its employment agreement dated March 13, 2013, with its Chief Executive Officer, Rick D. Hess, as previously amended on August 8, 2013 and April 9, 2014 (the “Employment Agreement”). Pursuant to the terms of the Third Employment Agreement Amendment and contingent upon Analog Devices’ acceptance for payment of the Shares pursuant to the Offer, payments received by Mr. Hess pursuant to the Employment Agreement in connection with a Change of Control (as that term is defined in the Employment Agreement) will not be subject to reduction (other than for applicable tax withholdings) in the event that any such payments would be subject to excise tax imposed under Section 4999 of the Code and the vesting schedule of the Retention Award referred to in the Employment Agreement was modified to, among other things, cancel the element of the Retention Award under which he might have received more than 100% of the target shares based on corporate performance, eliminate the performance condition to its vesting at the target share level and provide for time-based vesting over a period of four years, with 25% of the award accelerated to vest immediately before the Merger (resulting in a cash payment of $491,322) and 25% of the award vesting on each of the second, third and fourth anniversaries of the original date of grant. After taking into account such changes, the unvested portion of the Retention Award will be treated as a Canceled RSU Award (as defined below in Section 12—“Transaction Agreements—The Merger Agreement—Treatment of Hittite Restricted Stock Units”).

Also on June 9, 2014 and in connection with the execution of the Merger Agreement, Analog Devices entered into with Mr. Hess a further amendment to the Employment Agreement (the “Fourth Employment Agreement Amendment”), which will become effective upon consummation of the Merger and pursuant to which (i) Mr. Hess’ protection period for severance and the acceleration of vesting of equity awards granted by Hittite prior to the Merger (and any Replacement Awards (as defined below in Section 12—“Transaction Agreements—The Merger Agreement—Treatment of Hittite Restricted Stock Units”)) will be extended indefinitely from 12 months post-closing to such date as Analog Devices and Mr. Hess otherwise agree, (ii) following consummation of the Merger, Mr. Hess will be Analog Devices’ Vice President, RF Group, (iii) Mr. Hess’ annualized base salary will be $500,000, with a target bonus of 100% of base salary under a performance-based cash incentive program to be agreed upon by Analog Devices and Mr. Hess, (iv) Mr. Hess will cease to accrue future incentives under Hittite’s existing cash-bashed incentive plan, and the goals will be treated as achieved at target, with payment made accordingly, and (v) Mr. Hess will be eligible for discretionary grants of equity compensation. Consistent with his pre-amendment severance protection with respect to the canceled portions of the Retention Award (as defined above) above the target level, Mr. Hess will receive a replacement grant from Analog Devices consisting of $491,264 in cash (payable shortly after the closing) and restricted stock units for Analog Devices Common Stock (as defined below) valued initially at $1,473,791 on the date of grant, vesting in equal installments on April 1 of each of 2015, 2016 and 2017, assuming either continued employment to such date or acceleration as provided in the Employment Agreement. Under the Fourth Employment Agreement Amendment, Mr. Hess has agreed not to treat his change in position from Hittite chief executive officer in connection with the Merger as Good Reason (as defined in the Employment Agreement) for seeking severance and to clarify the application of the Good Reason relating to compensation reductions. He also confirmed the continued effect of the noncompetition and other restrictive covenants to which he is bound and confirmed that they would also restrict his competing with Analog Devices after the Merger. The parties agreed that he could resign at or after the second anniversary of the Merger and receive the severance and acceleration at that time and that he would receive severance and equity acceleration protection before such date for his other existing Good Reasons, if applicable, and before and after such date for his employer’s termination of his employment other than for Misconduct (as defined in the Employment Agreement).

The foregoing descriptions of the Third Employment Agreement Amendment and the Fourth Employment Agreement Amendment are subject to, and qualified in their entirety by, the full text of the Third Employment Agreement Amendment and the Fourth Employment Agreement Amendment, copies of which are attached as exhibits to the Schedule TO and are incorporated herein by reference.

Analog Devices has also advised each of the following individuals that it intends to grant to each such individual restricted stock units valued initially at $200,000 that will vest in thirds on each anniversary of the date of grant (assuming continued employment): Bryan Goldstein, Hittite’s Vice President, Modules & Space Business Unit, Gorkem Guven, Hittite’s Vice President, Mixed Signal Business Unit, Gregory Henderson, Hittite’s Vice President, RF Microwave Business Unit, and Michael McCullar, Hittite’s Vice President, Quality Assurance.

12. The Transaction Agreements.

The Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. The following description of the Merger Agreement and the transactions contemplated thereby is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is attached as an exhibit to the Schedule TO and is incorporated herein by reference. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. We encourage you to carefully read the Merger Agreement in its entirety.

The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about Hittite, Analog Devices or the Purchaser, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Merger. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and that such parties made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by confidential disclosure schedules delivered in connection with the Merger Agreement. The representations and warranties contained in the Merger Agreement may have been made for the purpose of allocating contractual risk between the parties thereto instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. None of the stockholders of Hittite or any other third parties should rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Analog Devices, the Purchaser, Hittite or any of their respective subsidiaries or affiliates. The Merger Agreement and this summary are not intended to modify or supplement any factual disclosures about Analog Devices or Hittite, and should not be relied upon as disclosure about Analog Devices or Hittite without consideration of the periodic and current reports and statements (as applicable) that Analog Devices and Hittite file with the SEC. Capitalized terms used in this Section 12—“The Transaction Agreements” and not otherwise defined have the respective meanings assigned thereto in the Merger Agreement.

The Offer. The Merger Agreement provides that the Purchaser will commence the Offer within 10 business days after the date of the Merger Agreement. The obligation of Analog Devices and the Purchaser to accept for payment and pay the Offer Price for Shares validly tendered and not properly withdrawn pursuant to the Offer as soon as practicable after the expiration of the Offer will be subject to the satisfaction or waiver by Analog Devices or the Purchaser of the Offer Conditions described in Section 15—“Conditions of the Offer.” Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, the Purchaser expressly reserves the right, in its sole discretion, to waive any condition of the Offer in whole or in part, or to modify the terms or conditions of the Offer, except that, without the written consent of Hittite, the Purchaser may not (i) change the form of consideration payable in the Offer, decrease the Offer Price or decrease the number of Shares sought pursuant to the Offer, (ii) extend the Expiration Time except (a) as required by applicable law (including for any period required by any rule, regulation, interpretation or position of the SEC, (b) that if, immediately prior to the scheduled Expiration Time, any condition to the Offer has not been satisfied or waived, the Purchaser may, in its sole discretion, extend the Expiration Time for one or more periods (not in excess of 10 business days each) but in no event to a date later than December 8, 2014, or (c) in connection with an increase in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the SEC, (iii) waive or change the Minimum Condition, (iv) amend any term of the Offer in any manner materially adverse to Hittite or to holders of Shares or (v) impose any condition to the Offer other than the Offer Conditions.

The Offer is initially scheduled to expire at 12:00 midnight, New York City time, at the end of July 21, 2014 (one minute after 11:59 p.m., New York City time, on July 21, 2014), which is twenty business days after the commencement of the Offer. If immediately prior to any scheduled Expiration Time, one or more Offer Conditions have not been satisfied or waived by Analog Devices or the Purchaser, then at the request of Hittite, Analog Devices will cause the Purchaser to extend the Expiration Time for one or (as needed) more consecutive periods of five business days each (or such shorter period as Hittite may agree or such longer period as Hittite and Analog Devices may agree) in order to permit the satisfaction of any such Offer Condition, except that if immediately prior to any scheduled Expiration Time, all Offer Conditions (except the Minimum Condition) have been satisfied or waived by Analog Devices or the Purchaser, then the obligations of Analog Devices to extend the Expiration Time will be limited to (i) causing the Purchaser to extend the Expiration Time for one period of 10 business days to permit the satisfaction of the Minimum Condition, and (ii) if at the end of such 10 business day period, the Minimum Condition continues to not be satisfied, to causing the Purchaser to extend the Expiration Time for one additional period of 10 business days to permit the satisfaction of the Minimum Condition, after which, if the Minimum Condition remains unsatisfied, the Purchaser will not be required to extend the Expiration Time. However, neither Analog Devices nor the Purchaser is required to extend the Expiration Time to a date that is after December 8, 2014.

The Merger Agreement further provides that, on the terms and subject to the prior satisfaction or waiver of the Offer Conditions and the conditions of the Merger Agreement (including the prior satisfaction of the Minimum Condition), the Purchaser shall accept for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer as soon as practicable after the Expiration Time (the “Acceptance Time”) and shall pay the Offer Price for all such Shares as soon as practicable after the Acceptance Time and in compliance with applicable laws.

The Merger. The Merger Agreement provides for the Merger of the Purchaser with and into Hittite upon the terms, and subject to the conditions, of the Merger Agreement. As the surviving corporation of the Merger (the “Surviving Corporation”), Hittite will become a direct wholly owned subsidiary of Analog Devices. Hittite’s Certificate of Incorporation will be amended and restated at the Effective Time in the form attached to the Merger Agreement. The Bylaws of the Purchaser as in effect immediately prior to the Effective Time will be the bylaws of the Surviving Corporation. Upon the completion of the Merger, the directors of the Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, and the officers of the Purchaser immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, in each case, until their successors are elected and qualified.

Effective Time. Subject to the satisfaction or waiver (to the extent permitted by applicable law) of the conditions to the Merger (and as described in this Section 12—“The Transaction Agreements—The Merger Agreement—Conditions to the Merger”), the closing of the Merger shall take place as promptly as practicable following the consummation of the Offer, or such other date, time or place as is agreed to in writing by Analog Devices and Hittite (the “Closing Date”). Subject to the provisions of the Merger Agreement, on the Closing Date a certificate of merger with respect to the Merger, prepared, executed and acknowledged in accordance with the relevant provisions of the DGCL (the “Certificate of Merger”), shall be filed with Secretary of State of the State of Delaware. The Merger shall become effective upon the filing of the Certificate of Merger or at such later time as is agreed to by Analog Devices and Hittite and specified in the Certificate of Merger (the time at which the Merger becomes effective being referred to herein as the “Effective Time”). The Merger will be governed by Section 251(h) of the DGCL. The parties have agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation of the Offer, without a vote of the Hittite stockholders to adopt the Merger Agreement, in accordance with Section 251(h) of the DGCL.

Treatment of Shares in the Merger. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of Shares or holders of shares of capital stock of the Purchaser, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by Analog Devices, the Purchaser or Hittite or any direct or indirect wholly owned subsidiary of Analog Devices, the Purchaser or Hittite, including all Shares held by Hittite as treasury stock, all of which will be canceled, and (ii) Shares owned by any stockholder of Hittite who or which is entitled to demand, and properly demands, appraisal rights pursuant to, and complies in all respects with, Section 262 of the DGCL (“Dissenting Shares”), which Dissenting Shares will only be entitled to the rights granted under the DGCL) will be automatically canceled and extinguished and will convert into and become the right to receive from the Surviving Corporation an amount of cash, without interest and less any applicable withholding taxes, equal to the Offer Price. If a holder of Dissenting Shares fails to validly perfect or loses such appraisal rights, then those Dissenting Shares will be deemed to have been converted at the Effective Time into, and shall become the right to receive the Offer Price in cash (without interest and less any applicable withholding taxes). See Section 16—“Certain Legal Matters; Regulatory Approvals” for a more detailed discussion of appraisal rights.

Treatment of Hittite Stock Options. The Merger Agreement requires that Hittite and the Hittite Board or the compensation committee of the Hittite Board (the “Hittite Compensation Committee”) take all steps necessary (including obtaining the consent of each holder thereof) to cause each option to purchase Shares (each, a “Stock Option”) outstanding immediately prior to the Effective Time to be cancelled as of the Effective Time in exchange for the right to receive a cash amount (without interest and less any applicable withholding taxes) equal to the product of:

•	the total number of Shares subject to such Stock Option;

•	multiplied by the excess of the Offer Price over the exercise price per share of such Stock Option.

If the holder of any Stock Option does not consent to the treatment described above and such Stock Options is outstanding immediately prior to the Effective Time, such Stock Option will be cancelled as of, and will be of no further force or effect from and after, the Effective Time.

Treatment of Hittite Restricted Stock Units. The Merger Agreement requires that Hittite and the Hittite Board or the Hittite Compensation Committee take all steps necessary to cause each restricted stock unit with respect to Shares (each, a “RSU”) outstanding and unvested immediately prior to the Effective Time (after taking into account any acceleration of vesting as of immediately prior to the Effective Time) (each, a “Cancelled RSU”) to be cancelled for no consideration as of, and to have no further force or effect from and after, the Effective Time. Analog Devices will issue promptly after the Effective Time in substitution for each Cancelled RSU a restricted stock unit award or, in Analog Devices’ discretion, a restricted stock award (each such restricted stock unit award or restricted stock award, a “RSU Replacement Award”) under Analog Devices’ Amended and

Restated 2006 Stock Incentive Plan (the “Analog Devices Stock Plan”) for a number of shares of Analog Devices’ common stock, par value $0.16  2⁄3 per share (“Analog Devices Common Stock”), equal to:

•	the number of Shares subject to such Cancelled RSU, multiplied by

•	the Equity Award Ratio (as defined below) and rounded up to the nearest whole share, with the number of Shares subject to any Cancelled RSU other than a Time-Based Cancelled RSU (as defined below) deemed to be equal to 100% of the Shares at the target award level under such Cancelled RSU.

The “Equity Award Ratio” means an amount equal to the Offer Price, divided by the average closing price per share of Analog Devices Common Stock on the NASDAQ Global Select Market during the five consecutive trading days ending on the Closing Date.

Analog Devices will cause RSU Replacement Awards to vest as follows:

•	Any RSU Replacement Award issued in respect of a Cancelled RSU that would have vested based solely on the continued employment of the applicable employee (a “Time-Based Cancelled RSU”) will vest in accordance with the vesting schedule that would have been in effect under such Cancelled RSU immediately after the Effective Time if such Cancelled RSU were not so cancelled.

•	Any RSU Replacement Award issued in respect of a Cancelled RSU other than a Time-Based Cancelled RSU will vest in accordance with the vesting schedule based solely on the continued employment of the applicable employee that would have been in effect under such Cancelled RSU immediately after the Effective Time if such Cancelled RSU were not so cancelled, and treating each performance condition as achieved at the target level.

Each RSU that is vested but unsettled immediately prior to the Effective Time (after taking into account any acceleration of vesting as of immediately prior to the Effective Time) will be cancelled and converted into only the right to receive an amount in cash (without interest and less any applicable withholding taxes), which shall be paid following the Effective Time in accordance with Hittite’s payroll practices, equal to:

•	the total number of Shares subject to such RSU, multiplied by

•	the Offer Price.

If any holder of a Cancelled RSU (i) is based outside of the United States or (ii) would otherwise be entitled to any RSU Replacement Award for less than 500 shares of Analog Devices Common Stock, then Analog Devices has the discretion to issue, in lieu of such RSU Replacement Award, an award of cash, subject to the vesting provisions that would have been applicable to such RSU Replacement Award, in an amount equal to:

•	the number of Shares subject to such Cancelled RSU, multiplied by

•	the Offer Price.

Treatment of Hittite Restricted Stock Awards. The Merger Agreement requires that Hittite and the Hittite Board or the Hittite Compensation Committee take all steps necessary to cause all restricted stock awards with respect to Shares (each, a “RSA”) outstanding and unvested immediately prior to the Effective Time (after taking into account any acceleration of vesting as of immediately prior to the Effective Time) to be cancelled for no consideration as of, and to have no further force or effect from and after, the Effective Time (each a “Cancelled RSA”). Analog Devices will issue promptly after the Effective Time in substitution for each Cancelled RSA, a restricted stock unit award or, in Analog Devices’ discretion, a restricted stock award (each such restricted stock unit award or restricted stock award, a “RSA Replacement Award”) under the Analog Devices Stock Plan for a number of shares of Analog Devices Common Stock equal to:

•	the number of Shares subject to such Cancelled RSA, multiplied by

•	the Equity Award Ratio and rounded up to the nearest whole share.

Analog Devices will cause any RSA Replacement Award issued in respect of a Cancelled RSA to vest in accordance with the vesting schedule that would have been in effect under such Cancelled RSA immediately after the Effective Time if such Cancelled RSA were not so cancelled.

If any holder of a Cancelled RSA (i) is based outside of the United States or (ii) would otherwise be entitled to any RSA Replacement Award for less than 500 shares of Analog Devices Common Stock, then Analog Devices has the discretion to issue, in lieu of such RSA Replacement Award, an award of cash, subject to the vesting provisions that would have been applicable to such RSA Replacement Award, in an amount equal to:

•	the number of Shares subject to such Cancelled RSA, multiplied by

•	the Offer Price.

Hittite 401(k) Plan. No later than the day prior to the Acceptance Time, if requested by Analog Devices, the Hittite Board (or, if appropriate, any committee thereof administering the Hittite 401(k) Profit Sharing Plan) is required to take the appropriate action to terminate the Hittite 401(k) Profit Sharing Plan on the day prior to the Acceptance Time.

Representations and Warranties. The Merger Agreement contains representations and warranties made by Hittite to Analog Devices and the Purchaser, and representations and warranties made by Analog Devices and the Purchaser to Hittite.

Hittite’s representations and warranties in the Merger Agreement include representations and warranties relating to, among other things:

•	Hittite’s organization, standing, power to carry on its business and other corporate matters;

•	Hittite’s capitalization;

•	ownership of Hittite’s subsidiaries and their organization, standing, power to carry on their business and other corporate matters;

•	the authorization, execution, delivery, performance and enforceability of the Merger Agreement and related matters;

•	the absence of conflicts with, or violations of, organizational documents, contracts, instruments or law as a result of the Merger Agreement, the Offer or the Merger;

•	required consents and approvals as a result of the execution, delivery and performance by Hittite of the Merger Agreement;

•	compliance of reports, certifications, forms, statements and other documents filed by Hittite with the SEC with applicable requirements and the accuracy of the information in those documents;

•	preparation of Hittite’s financial statements in accordance with U.S. generally accepted accounting principles;

•	the accuracy and completeness of information included or incorporated by reference in the Schedule 14D-9 (except for information supplied by or on behalf of Analog Devices or the Purchaser);

•	the absence of undisclosed liabilities;

•	the conduct of Hittite’s business since March 31, 2014 and the absence of certain changes related thereto;

•	tax matters;

•	owned and leased real property;

•	personal property and equipment;

•	intellectual property;

•	material contracts;

•	litigation;

•	environmental matters;

•	employee benefits plans;

•	compliance with laws;

•	permits;

•	labor matters;

•	insurance;

•	government contracts;

•	relationships with customers and suppliers;

•	transactions with affiliates;

•	discussions or negotiations with other parties;

•	receipt of an opinion from Hittite’s financial advisor;

•	inapplicability of Section 203 of the DGCL;

•	brokers’ and finders’ fees;

•	actions taken in accordance with Rule 14d-10 under the Exchange Act; and

•	the maintenance of disclosure controls and procedures under applicable federal securities laws.

Certain of the representations and warranties made by Hittite in the Merger Agreement are qualified by “materiality” or a “Material Adverse Effect” with respect to Hittite. A “Material Adverse Effect” with respect to Hittite means any change, event, circumstance, development or effect that, individually or in the aggregate with all other changes, events, circumstances, developments or effects occurring or existing prior to the determination of a Material Adverse Effect with respect to Hittite, has (i) a material adverse effect on the business, assets, liabilities, capitalization, financial condition or results of operations of Hittite and its subsidiaries, taken as a whole, or (ii) the effect of materially impairing the ability of Hittite to consummate the transactions contemplated by the Merger Agreement; except that, solely for purposes of clause (i) above, none of the following, and no change, event, circumstance, development or effect arising out of or resulting from the following, in each case to the extent arising after the date of the Merger Agreement, will constitute (in and of itself) a Material Adverse Effect with respect to Hittite or be taken into account in determining whether a Material Adverse Effect with respect to Hittite has occurred or may, would or could occur (except, in certain circumstances where Hittite and its subsidiaries, taken as a whole, are disproportionately adversely affected relative to other persons operating in the industries or markets in which Hittite and its subsidiaries operate):

•	any change, event, circumstance, development or effect generally affecting:

•	the industries in which Hittite and its subsidiaries primarily operate; or

•	the economy, credit or financial or capital markets in the United States or elsewhere in the world where Hittite and its subsidiaries operate, including changes in interest or currency exchange rates; or

•	any change, event, circumstance, development or effect arising out of, resulting from or attributable to:

•	changes or prospective changes in law, in applicable regulations of any governmental entity, in generally accepted accounting principles or in accounting standards, or any changes or prospective changes in the interpretation or enforcement of any of the foregoing in the United States or elsewhere in the world where Hittite and its subsidiaries operate;

•	the announcement or pendency of the Merger Agreement;

•	the taking of any action by Hittite or any of its subsidiaries to the extent the taking of such action is expressly required by the Merger Agreement or the failure by Hittite or any of its subsidiaries to take any action to the extent the taking of such action is expressly prohibited by the Merger Agreement, provided in each case that Hittite shall have requested that Analog Devices waive the applicable provision of the Merger Agreement and Analog Devices shall have refused to grant such waiver;

•	any action, suit, claim or other investigation or proceeding made, brought or threatened by any of the current or former stockholders of Hittite (on their own behalf or in the name of Hittite) alleging that the Hittite Board has breached its fiduciary duties as a result of its approval of the Merger Agreement;

•	acts of war (whether or not declared), hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), hostilities, sabotage or terrorism in the United States or elsewhere in the world where Hittite and its subsidiaries operate;

•	pandemics, earthquakes, hurricanes, tornados or other natural disasters in the United States or elsewhere in the world where Hittite and its subsidiaries operate;

•	any decline in the market price, or change in trading volume, of Shares (except that the facts or occurrences giving rise or contributing to such decline or change may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect with respect to Hittite); or

•	any failure by Hittite to meet internal, analysts’ or other earnings estimates or financial projections or forecasts for any period, or any changes in credit ratings and any changes in any analysts recommendations or ratings with respect to Hittite (it being understood, in each case, that the facts or occurrences giving rise or contributing to such failure or change may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect with respect to Hittite).

The Merger Agreement also contains representations and warranties made by Analog Devices and the Purchaser to Hittite, including representations and warranties relating to, among other things:

•	Analog Devices’ and the Purchaser’s organization, standing, power to carry on their businesses and other corporate matters;

•	the authorization, execution, delivery, performance and enforceability of the Merger Agreement and related matters;

•	the absence of conflicts with, or violations of, organizational documents, contracts, instruments or law as a result of the Merger Agreement, the Offer or the Merger;

•	required consents and approvals as a result of the execution, delivery and performance by Analog Devices and the Purchaser of the Merger Agreement;

•	the accuracy and completeness of information in this Offer to Purchase and the related tender offer documents and the information to be supplied by or on behalf of Analog Devices for inclusion in the Schedule 14D-9;

•	the Purchaser’s formation and past activities;

•	the absence of litigation impairing the ability of Analog Devices or the Purchaser to consummate the Offer or the Merger;

•	sufficiency of funds to consummate the Offer and the Merger;

•	Section 203 of the DGCL; and

•	brokers’ and finders’ fees.

The representations and warranties contained in the Merger Agreement will not survive the completion of the Merger.

The representations and warranties contained in the Merger Agreement are the product of negotiations among the parties thereto and were made to, and solely for the benefit of, such parties as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by confidential disclosure schedules delivered in connection with the Merger Agreement. The representations and warranties contained in the Merger Agreement may have been made for the purpose of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. None of the stockholders of Hittite or any other third parties should rely on those representations and warranties or any descriptions thereof as characterizations of the actual state of facts or conditions of Analog Devices, the Purchaser, Hittite or any of their respective subsidiaries or affiliates.

Conduct of Hittite’s Business Prior to the Effective Time. From the date of the Merger Agreement through the Effective Time or, if earlier, the termination of the Merger Agreement, Hittite has agreed that, except as expressly required or prohibited by the Merger Agreement or as consented to in writing by Analog Devices, Hittite and its subsidiaries will:

•	carry on their businesses in the usual, regular and ordinary course of business consistent with past practice;

•	pay their debts and taxes and perform their other obligations when due (subject to good faith disputes over such debts, taxes or obligations);

•	comply in all material respects with applicable laws, rules and regulations;

•	use their reasonable best efforts, consistent with past practices, to maintain and preserve their business organization, assets and properties; and

•	use their reasonable best efforts, consistent with past practices, to keep available the services of their present officers and employees and preserve their advantageous business relationships with customers, strategic partners, suppliers, distributors and others having business dealings with it to the end that its goodwill and ongoing business will be unimpaired in all material respects at the Effective Time.

In addition, Hittite has agreed that during the same period, subject to specified exceptions, Hittite and its subsidiaries will not do any of the following without the prior written consent of Analog Devices:

•	declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock (other than the cash dividend of $0.15 per share declared on April 17, 2014 and payable on June 27, 2014 to holders of record as of June 4, 2014 or dividends and distributions by a direct or indirect wholly owned subsidiary of Hittite to its parent);

•	split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities;

•

purchase, redeem or otherwise acquire any shares of its capital stock or any other securities or any rights, warrants or options to acquire any shares of its capital stock or other securities, except for (i) the acquisition of Shares from (a) holders of Stock Options in full or partial payment of the exercise price payable by that holder upon exercise of Stock Options, to the extent required under the terms of such Stock Options as in effect on the date of the Merger Agreement or (b) RSAs or RSUs in full or partial payment of any withholding tax obligations of such holder upon vesting of any such RSA or RSU to the extent required under the terms thereof as in effect on the date of the Merger Agreement or (ii) the acquisition of Shares from former employees, directors and consultants of Hittite in accordance with agreements in effect on the date of the Merger Agreement providing for the repurchase of such Shares in connection with any termination of services to Hittite or any of its subsidiaries;

•	issue, deliver, sell, grant, pledge or otherwise dispose of or encumber any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares or other securities, except for the issuance of Shares upon the exercise of Stock Options or settlement of RSUs outstanding on the date of the Merger Agreement in accordance with their terms as of such date;

•	amend its certificate of incorporation, by-laws or other comparable charter or organizational documents;

•	acquire (i) any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof or (ii) any assets that are material, in the aggregate, to Hittite and its subsidiaries, taken as a whole, except purchases of inventory and components in the ordinary course of business consistent with past practice;

•	sell, lease, license, pledge or otherwise dispose of or encumber any material properties or assets (other than in the ordinary course of business consistent with past practice);

•	sell, dispose of, license or otherwise transfer any assets material to Hittite and its subsidiaries, taken as a whole (including any accounts, leases, contracts or intellectual property or any assets or the stock of any subsidiaries), other than sales of inventory in the ordinary course of business consistent with past practice;

•	adopt or implement any stockholder rights plan;

•	except for certain confidentiality agreements permitted by the terms of the Merger Agreement, enter into an agreement with respect to any merger, consolidation, liquidation or business combination, or any acquisition or disposition of all or substantially all of the assets or securities of Hittite or any of its subsidiaries;

•	incur, suffer to exist or guaranty any indebtedness;

•	issue, sell or amend any debt securities or warrants or other rights to acquire debt securities of Hittite or any of its subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing;

•	make any loans, advances (other than routine advances to employees in the ordinary course of business) or capital contributions to or investments in any other person (other than in Hittite or any of its direct or indirect wholly owned subsidiaries), including any that would limit the ability of Analog Devices and the Purchaser to use any cash of Hittite and its subsidiaries after the Effective Time;

•	enter into hedging or other financial agreement or arrangement designed to protect Hittite or its subsidiaries against fluctuations in commodities prices, exchange rates or interest rates;

•	make any individual capital expenditures or other expenditure with respect to property, plant or equipment in excess of $3,000,000, or make capital expenditures or other expenditures with respect to property, plant or equipment in excess of $10,000,000 in the aggregate for Hittite and its subsidiaries, taken as a whole;

•	make any change in accounting methods, principles or practices, except as required by a change in U.S. generally accepted accounting principles or, except as so required, change any assumption underlying, or method of calculating, any bad debt, contingency or other reserve;

•	pay, discharge, settle or satisfy any claims, liabilities or obligations, other than the payment, discharge or satisfaction in the ordinary course of business or in accordance with their terms as of the date of the Merger Agreement, of claims, liabilities or obligations reflected or reserved against in, or contemplated by, Hittite’s consolidated financial statements as of March 31, 2014, or incurred since March 31, 2014 in the ordinary course of business;

•	materially modify or amend or terminate (prior to expiration) any material agreement, or knowingly waive, release or assign any material rights or claims thereunder;

•	enter into any material agreement other than certain end user or customers contracts entered into in the ordinary course of business consistent with past practice or enter into any agreement with any customer that is not terminable (or that does not terminate by its terms) within two years after the date of the Merger Agreement without prepayment or penalty;

•	except for nonexclusive licenses granted in connection with the sale of products by Hittite or any of its subsidiaries in the ordinary course of business consistent with past practice, license any material intellectual property rights to or from any third party;

•	except as required by applicable law or agreements, plans or arrangements existing on the date of the Merger Agreement and as disclosed in the confidential disclosure schedules to the Merger Agreement, (i) take any action with respect to, adopt, enter into, terminate or amend any employment, severance or similar agreement or benefit plan for the benefit or welfare of any current or former director, officer, employee or consultant or any collective bargaining agreement, (ii) increase the compensation or fringe benefits of, or pay any bonus to, any director, officer, employee or consultant, (iii) amend or accelerate the payment, right to payment or vesting of any compensation or benefits, including any outstanding Stock Options, RSUs or RSAs, (iv) pay any material benefit not provided for as of the date of the Merger Agreement under any benefit plan, (v) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan, including the grant of Stock Options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or remove existing restrictions in any benefit plans or agreements or awards made thereunder, or (vi) take any action other than in the ordinary course of business consistent with past practice to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or benefit plan;

•	hire any new employees at the director level or above;

•	make or rescind any material tax election, settle or compromise any material tax liability or amend any material tax return;

•	initiate, compromise or settle any material litigation or arbitration proceeding, or any actual or threatened litigation arising out of or in connection with the transactions contemplated by the Merger Agreement (except to enforce Hittite’s rights under the Merger Agreement);

•	open or close any material facility or office;

•	fail to maintain insurance at levels substantially comparable to levels existing as of the date of the Merger Agreement;

•	fail to pay accounts payable and other obligations in the ordinary course of business consistent with past practice (other than those contested in good faith);

•	convene any annual or special meeting of Hittite’s stockholders; or

•	authorize any of, or commit to take any of, the foregoing actions.

Rule 14d-10 Matters. Hittite has agreed not to, until the Effective Time, enter into, establish, amend or modify any plan, program, agreement or arrangement pursuant to which compensation is paid or payable, or pursuant to which benefits are provided, to any current or former director, manager, officer, employee or independent contractor of Hittite entered into during the 12 months immediately prior to the date of the Merger

Agreement and any outstanding Stock Options, RSUs and RSAs, unless prior to such entry into, establishment, amendment or modification, the Hittite Compensation Committee (each member of which is determined by the Hittite Board to be an “independent director” within the meaning of the applicable NASDAQ rules and is an “independent director” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act) has taken all such steps as may reasonably be necessary to (a) approve as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act each such compensation arrangement and (b) otherwise satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to such compensation arrangement.

Rule 16b-3. Prior to the Effective Time, Hittite will take all reasonable steps required to cause any dispositions of Hittite equity securities (including derivative securities) pursuant to the transactions contemplated by the Merger Agreement by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Hittite to be exempt under Rule 16b-3 promulgated under the Exchange Act to the extent permitted by applicable law.

No Solicitation of Other Offers; Adverse Recommendation Change. Hittite has agreed that it will not, nor will it authorize or permit any of its subsidiaries or any of the directors, officers or employees of it or any of its subsidiaries to, and Hittite will use its reasonable best efforts to cause its investment bankers, attorneys, accountants or other advisors, agents or representatives not to, directly or indirectly:

•	solicit, initiate, propose or knowingly encourage, or knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal (as defined below), including (i) approving any transaction under Section 203 of the DGCL and (ii) approving any person becoming an “interested stockholder” under Section 203 of the DGCL; or

•	enter into, continue or otherwise participate in any communications, discussions or negotiations regarding, furnish to any person any information or data with respect to, knowingly assist or participate in any effort or attempt by any person with respect to, or otherwise knowingly cooperate in any way with, any Acquisition Proposal.

However, prior to the Acceptance Time, Hittite may respond to a bona fide, unsolicited written Acquisition Proposal that did not result from a breach of these no-solicitation provisions and that the Hittite Board reasonably determines in good faith after consultation with outside counsel and Deutsche Bank Securities, Inc., Hittite’s financial advisor, or another nationally recognized independent financial advisor is, or would reasonably be expected to lead to, a Superior Proposal (as defined below), to the extent required by the fiduciary obligations of the Hittite Board, as reasonably determined in good faith by the Hittite Board after consultation with outside counsel. Permissible responses are limited to:

•	furnishing information or data with respect to Hittite to the person or group of persons (and the representatives thereof) making the Acquisition Proposal; and

•	participating in communications, discussions or negotiations with the person or group of persons (and the representatives thereof) making the Acquisition Proposal regarding such Acquisition Proposal.

Hittite may not, however, furnish information to the person or group of persons making the Acquisition Proposal unless it has entered into a customary confidentiality agreement not less restrictive of the person or group of persons making the Acquisition Proposal than the confidentiality agreement entered into between Hittite and Analog Devices and that does not prohibit Hittite from complying with these no-solicitation provisions. However, such confidentiality agreement need not restrict private communication of an Acquisition Proposal to Hittite, the Hittite Board or any committee thereof.

The Merger Agreement provides that the Hittite Board will not:

•

except as permitted by the Merger Agreement, withhold, withdraw, qualify or modify, or resolve, agree or publicly propose to withhold, withdraw, qualify or modify, in a manner adverse to Analog Devices or the Purchaser, the approval or recommendation by the Hittite Board of the Merger Agreement, the Offer or the Merger or that Hittite stockholders accept the Offer and tender their Shares pursuant to the Offer;

•	cause or permit Hittite to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement constituting or relating to, or that could reasonably be expected to lead to, any Acquisition Proposal (other than a confidentiality agreement as described above);

•	withdraw or modify, or resolve, agree or publicly propose to withdraw or modify, the approval by the Hittite Compensation Committee of compensation arrangements with any current or former director, manager, officer, employee or independent contractor of Hittite as approved compensation arrangements for purposes of satisfying the requirements of the non-exclusive safe-harbor in accordance with Rule 14d-10(d)(2) under the Exchange Act; or

•	adopt, approve or recommend, or resolve, agree or publicly propose to adopt, approve or recommend, any Acquisition Proposal.

However, prior to the Acceptance Time, and provided that Hittite has not breached the no-solicitation provisions described above, the Hittite Board may, in response to either (1) a Superior Proposal, or (2) a material development or change in circumstances occurring or arising after the date of the Merger Agreement that affects the business, assets or operations of Hittite and its subsidiaries, taken as a whole, and that was neither known to the Hittite Board nor reasonably foreseeable as of or prior to the date of the Merger Agreement (and not relating to any Acquisition Proposal), withdraw or modify its recommendation if the Hittite Board reasonably determines in good faith, after consultation with outside counsel and Deutsche Bank Securities Inc. or another nationally recognized independent financial advisor, that its fiduciary obligations require it to take such action.

The Hittite Board may only take this action on or after the fourth business day after Analog Devices has received written notice from Hittite advising Analog Devices that the Hittite Board desires to withdraw or modify its recommendation as described above and specifying, in the case of a Superior Proposal, the material terms and conditions of the Superior Proposal and identifying the person making the Superior Proposal, and in the case of a material development or change in circumstances, the reasons for the change in recommendation in reasonable detail. In addition, the Hittite Board may only change its recommendation as described in this paragraph if:

•	Hittite provides Analog Devices with a reasonable opportunity to make adjustments to the terms and conditions of the Merger Agreement and negotiates in good faith with Analog Devices with respect thereto during the four business day period after Analog Devices has received written notice of the recommendation change; and

•	Analog Devices has not, within that four business day period, made an offer or proposal that (a) in the case of a change in recommendation in response to a Superior Proposal, the Hittite Board determines in good faith (after consultation with its financial and legal advisors) is at least as favorable to Hittite’s stockholders from a financial point of view as the Superior Proposal described in the notice of the recommendation change taking into account all relevant considerations or (b) in the case of a change in recommendation in response to a material development or change in circumstances, obviates the need for the recommendation change. Furthermore, in the case of a Superior Proposal, if any changes to the financial terms or any material change to other terms of the Superior Proposal occurs prior to the Hittite Board’s withdrawal or modification of its recommendation as described above, Hittite will provide Analog Devices a new written notice and new opportunity to make adjustments as described above, except such notice need only be provided three business days prior to the Hittite Board’s withdrawal or modification or its recommendation and Analog Devices need only be given a three business day period to make adjustments as describe above.

Hittite has agreed to promptly notify Analog Devices orally, with written confirmation to follow within 24 hours, of its receipt of any Acquisition Proposal or any request for nonpublic information in connection with an

Acquisition Proposal, or any inquiry with respect to or that could reasonably be expected to lead to any Acquisition Proposal, the material terms and conditions of any such Acquisition Proposal or inquiry and the identity of the person making any such Acquisition Proposal or inquiry. Hittite is also required:

•	to keep Analog Devices reasonably informed of the status and material details (including any change to the financial terms or any material change to the other terms) of any such Acquisition Proposal or inquiry;

•	to provide to Analog Devices as soon as practicable (any in any event within 24 hours) after receipt or delivery thereof copies of all written Acquisition Proposals or responses thereto, draft documentation (including with respect to the financing of any Acquisition Proposal) and other material written material sent by or provided to Hittite or its representatives, including those provided by electronic mail, to or from any third party in connection with any Acquisition Proposal or sent or provided by Hittite or its representatives to any third party in connection with any Acquisition Proposal;

•	if Analog Devices makes a counterproposal, to consider in good faith the terms of such counterproposal; and

•	to contemporaneously make available to Analog Devices any information provided in writing, and any information not provided in writing that was not previously provided to Analog Devices, by Hittite to a third party making any Acquisition Proposal or inquiry.

Hittite has agreed that it and its subsidiaries will not enter into any agreement that prohibits or restricts the provision to Analog Devices of the information contemplated by, or other compliance with, the above described provisions concerning a withdrawal or modification of the recommendation of the Hittite Board or the provision to Analog Devices of information concerning a third party Acquisition Proposal.

Hittite has also agreed that it and its subsidiaries and their respective directors, officers and employees will, and Hittite will use its reasonable best efforts to cause its other representatives to, cease immediately all communications, discussions and negotiations regarding any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal.

The Merger Agreement defines an “Acquisition Proposal” to mean any inquiry, proposal or offer for any transaction or series of related transactions (other than the Offer, the Merger and the other transactions contemplated by the Merger Agreement) involving:

•	the purchase or other acquisition by any person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than 15% of the Shares outstanding as of the consummation of such purchase or other acquisition, or any tender offer or exchange offer by any person or “group” (as defined in or under Section 13(d) of the Exchange Act) that, if consummated in accordance with its terms, would result in such person or “group” beneficially owning more than 15% of the Shares outstanding as of the consummation of such tender or exchange offer;

•	a merger, consolidation, joint venture, recapitalization, business combination or other similar transaction involving Hittite pursuant to which the stockholders of Hittite preceding such transaction hold less than 85% of the voting equity interests in the surviving or resulting entity of such transaction;

•	a sale, transfer, acquisition or disposition of more than 15% of the consolidated assets of Hittite and its subsidiaries, taken as a whole (measured by the fair market value thereof); or

•	a liquidation, dissolution or other winding up of Hittite and its subsidiaries, taken as a whole.

The Merger Agreement defines a “Superior Proposal” to mean any unsolicited, bona fide written proposal made by a third party to acquire at least a majority of the equity securities or assets of Hittite, pursuant to a tender or exchange offer, a merger, consolidation, share exchange, sale of assets or other business which proposal (i) the

Hittite Board determines in its good faith judgment in light of all relevant considerations (after consultation with Deutsche Bank Securities Inc. or another nationally recognized independent financial advisor and taking into account all the terms and conditions of such proposal and the Merger Agreement (including any binding proposal by Analog Devices to amend the terms of the Merger Agreement)) to be more favorable from a financial point of view to the holders of Shares than the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and (ii) is reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal, except that no Acquisition Proposal will be deemed a Superior Proposal unless the Hittite Board determines in good faith that any financing required to consummate the Acquisition Proposal is or will be available taking into account the timing of the consummation of the transactions proposed by such Acquisition Proposal.

Efforts to Complete the Merger. Subject to certain terms in the Merger Agreement, Hittite and Analog Devices have agreed to each use its reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to complete the transactions contemplated by the Merger Agreement as promptly as practicable, including obtaining from any governmental entity or any other third party any consents, licenses, permits, waivers, approvals, authorizations, or orders required to be obtained by Hittite or Analog Devices or any of their subsidiaries in connection with the authorization, execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby, making all necessary submissions and filings, including filings under applicable laws and the HSR Act, and executing or delivering any additional instruments necessary to complete the transactions contemplated by, and to fully carry out the purposes of, the Merger Agreement.

Notwithstanding the above, neither Analog Devices nor any of its affiliates are required to (i) make proposals, execute or carry out agreements or submit to orders providing for the sale or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets of Analog Devices or any of its affiliates or Hittite or any of its affiliates or the holding separate of Shares (or shares of stock of the Surviving Corporation) or imposing or seeking to impose any limitation on the ability of Analog Devices or any of its affiliates to conduct their business or own such assets or to acquire, hold or exercise full rights of ownership of the Shares (or shares of stock of the Surviving Corporation) or (ii) take any action under described here if any governmental entity authorizes its staff to seek a preliminary injunction or restraining order, or otherwise initiate administrative litigation, to enjoin consummation of any of the transaction contemplated by the Merger Agreement under any antitrust law.

In addition, if any “fair price” or “control share acquisition” or “anti-takeover” statute, or other similar statute or regulation or any state “blue sky” statute becomes applicable to any of the transactions contemplated by the Merger Agreement, then Hittite and the Hittite Board are required to grant such approvals and take such actions as are necessary so that the transactions contemplated by the Merger Agreement may be completed as promptly as practicable on the terms contemplated by the Merger Agreement, and otherwise act to minimize the effects of such statute or regulation on the transactions contemplated by the Merger Agreement.

Additional Agreements. The Merger Agreement contains additional agreements between Analog Devices and Hittite relating to, among other things:

•	Hittite’s continued listing on NASDAQ until the closing of the Merger;

•	Analog Devices’ access to information regarding Hittite and its subsidiaries, and the confidentiality of such information;

•	notice of (i) the occurrence or existence of any change, event, circumstance, development or effect that would result in any representation or warranty of any party contained in the Merger Agreement to be untrue or inaccurate in any material respect, or (ii) any failure by any party to comply in any material respect with or satisfy any covenant, condition or agreement to be complied with by it under the Merger Agreement;

•	the sole right by Analog Devices, after consultation with Hittite, to direct any settlement offers or negotiate any consent decrees or consent orders relating to any of the transactions contemplated by the Merger Agreement;

•	public announcements with respect to the Merger Agreement and the transactions contemplated thereby;

•	participation by Analog Devices in the defense or settlement of any stockholder litigation against Hittite or the Hittite Board relating to any of the transactions contemplated by the Merger Agreement and the need for Analog Devices’ consent prior to Hittite settling any such litigation; and

•	the unconditional guarantee by Analog Devices of the Purchaser’s obligations under the Merger Agreement.

Indemnification and Insurance. For six years after the Effective Time, Analog Devices and the Purchaser will cause the surviving corporation to honor, to the fullest extent permitted by law, all of Hittite’s obligations to indemnify, defend and hold harmless (including by the advancement of expenses) each present and former director and officer of Hittite against any costs or expenses, judgments, fines, losses, claims, damages, liabilities or amounts paid in settlement incurred in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to matters existing or occurring at or before the Effective Time, whether asserted or claimed before, at or after the Effective Time, in each case to the extent that such obligations existed as of the date of the Merger Agreement pursuant to Hittite’s certificate of incorporation or bylaws, or certain of Hittite’s agreements.

For six years after the Effective Time, Analog Devices will not cause there to be any changes to the surviving corporation’s certificate of incorporation or bylaws affecting the indemnification and certain other obligations thereunder.

For six years after the Effective Time, Analog Devices and the Purchaser will cause the surviving corporation to maintain (to the extent available in the market) a directors’ and officers’ liability insurance policy covering those persons who are covered by Hittite’s directors’ and officers’ liability insurance policy as of the date of the Merger Agreement with coverage in amount and scope at least as favorable to such persons as Hittite’s coverage existing as of the date of the Merger Agreement, except that if the annual premium of such coverage exceeds 250% of the current annual premium under Hittite’s existing directors’ and officers’ insurance policy, then Analog Devices and the Purchaser are only obligated to cause the surviving corporation to obtain a policy with the greatest coverage available for a cost not exceeding such amount. At Analog Devices’ option, Analog Devices may purchase prior to the Effective Time a six-year prepaid “tail policy” covering those persons who are currently covered by Hittite’s directors’ and officers’ liability insurance policy, in which case Analog Devices and the Purchaser will be relieved of their obligations relating to insurance described above.

The indemnification rights provided in the Merger Agreement are in addition to the rights otherwise available to Hittite’s current officers and directors by law, charter, statute, bylaw or agreement, and operate for the benefit of, and shall be enforceable by, each of the indemnified parties, their heirs and representatives.

Employee Obligations. Analog Devices has agreed:

•	for a period of one year following the Effective Time, to provide to each U.S. based employee of Hittite and its subsidiaries as of the Effective Time (a “U.S. Continuing Employee”) annual base salary and base wages and cash incentive compensation opportunities that are collectively no lower than those in effect as of the Effective Time;

•	until December 31, 2014, to provide to U.S. Continuing Employees employee benefits (excluding equity compensation) that are no less favorable in the aggregate than those provided to U.S. Continuing Employees immediately prior to the Effective Time;

•	to provide to each U.S. Continuing Employee (other than employees with severance protection under individual employment, severance, or retention agreements) whose employment is terminated by Analog Devices or the surviving corporation within one year following the Effective Time severance pay equal to the greater of (i) eight weeks of base salary or wages or (ii) two weeks of base salary or wages for each year of service, subject to compliance with any requirement the applicable employer may impose with respect to a release of claims, with credit for service both before and after the Effective Time; provided that the foregoing shall not prevent the employer from supplementing such severance as it determines appropriate. Persons employed outside the United States will receive severance, if and when applicable, in accordance with any applicable plans covering them or as otherwise provided by applicable law;

•	that for purposes of eligibility, vesting and level of benefits under each employee benefit plan of Analog Devices or the Surviving Corporation in which any individual employed by Hittite or any of its subsidiaries as of the Effective Time (each, a “Continuing Employee”) is admitted to participation following the Effective Time, Analog Devices will, or will cause the Surviving Corporation to, to the extent permitted by the terms of such plan, recognize the prior service with Hittite or its subsidiaries of each Continuing Employee (but not to the extent that such recognition will result in a duplication of benefits);

•	that each Continuing Employee will be immediately eligible to participate, without any waiting time, in each employee benefit plan of Analog Devices to the extent coverage under such plans replacing comparable coverage under an employee benefit plan maintained by Hittite in which such Continuing Employee participated immediately prior to the Effective Time;

•	to, or to cause the Surviving Corporation to, use its commercially reasonable efforts to cause any pre-existing conditions or limitations and eligibility waiting periods (to the extent applicable, taking into account service with Hittite or any of its subsidiaries), under any group health, dental or vision plans of Analog Devices maintained in and with respect to the U.S., to the extent permitted under the terms of such plans, to be waived with respect to U.S. Continuing Employees and their eligible dependents;

•	if Hittite’s 401(k) plan is terminated prior to the Effective Time pursuant to the Merger Agreement, each U.S. Continuing Employee will be eligible to participate as soon as reasonably practicable after the Effective Time in the Analog Devices 401(k) plan; and

•	to the extent not prohibited under the participant’s loan agreement or Hittite’s loan procedures, to take all steps reasonably necessary to permit each U.S. Continuing Employee who has an outstanding loan under Hittite’s 401(k) plan to roll over such loan into an account under the Analog Devices 401(k) plan.

The above described employment obligations are not intended to create any rights or obligations except among the parties to the Merger Agreement nor to amend any employee benefit plan. No Continuing Employee, or any beneficiary or dependent thereof, or any other person not a party to the Merger Agreement, is entitled to assert any claim against Analog Devices, the Surviving Corporation or any of their respective affiliates under the above described employment obligations.

Conditions to the Merger. The obligations of Analog Devices, the Purchaser and Hittite to complete the Merger are subject to fulfillment of the following conditions:

•	no governmental entity has enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction (preliminary or permanent) or statute, rule or regulation which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting completion of the Merger; and

•	the Purchaser (or Analog Devices on the Purchaser’s behalf) has accepted for payment all of the Shares validly tendered and not properly withdrawn pursuant to the Offer.

Termination of the Merger Agreement. Analog Devices, the Purchaser and Hittite may terminate the Merger Agreement by mutual written consent at any time prior to the Effective Time. Either Analog Devices or Hittite may also terminate the Merger Agreement if:

•	the Acceptance Time has not occurred on or before December 8, 2014, unless the terminating party’s failure to fulfill any obligation under the Merger Agreement was a principal cause of or resulted in the failure of the Acceptance Time to occur on or before such date (an “Outside Date Termination”); or

•	a governmental entity issues a nonappealable final order, decree or ruling or takes any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger or the Offer.

Analog Devices may also terminate the Merger Agreement prior to the Acceptance Time if:

•	(i) the Hittite Board fails to recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer in the Schedule 14D-9 or withholds, withdraws, qualifies or modifies its recommendation that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer in a manner adverse to Analog Devices; (ii) following the request of Analog Devices, the Hittite Board fails within 10 business days of such request to reaffirm its recommendation that holders of Shares accept the Offer and tender their Shares pursuant to the Offer; (iii) the Hittite Board approves, endorses or recommends to the stockholders of Hittite an Acquisition Proposal (other than the Offer and the Merger); (iv) a tender offer or exchange offer for outstanding Shares commences (other than by the Purchaser, Analog Devices or an Affiliate of Analog Devices) and the Hittite Board recommends that the stockholders of Hittite tender their shares in such tender or exchange offer or, within 10 business days after the commencement of such tender or exchange offer, the Hittite Board fails to recommend against acceptance of such offer; (v) the Hittite Board withdraws or modifies, or proposes to withdraw or modify, the approval by the Hittite Compensation Committee of any compensation arrangement as an approved compensation arrangement for purposes of satisfying the requirements of the non-exclusive safe-harbor in accordance with Rule 14d-10(d)(2) under the Exchange Act; or (vi) any committee of the Hittite Board does any of the foregoing or the Hittite Board or any committee thereof resolves to do any of the foregoing (an “Adverse Recommendation Change Termination”);

•	Hittite breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in the Merger Agreement, which breach or failure to perform (i) would cause the Offer Conditions or the conditions to the Merger not to be satisfied and (ii) cannot be or is not cured within 20 days after written notice to Hittite of the breach or failure or, if capable of being cured by Hittite by such date, Hittite does not commence to cure such breach or failure within 10 days after its receipt of written notice thereof from Analog Devices and diligently pursue such cure thereafter and, in the case of any of the foregoing, neither Analog Devices nor the Purchaser is then in material breach of any representation, warranty or covenant contained in the Merger Agreement (a “Breach Termination”); or

•	Hittite breaches in any material respect its no-solicitation obligations (a “No-Solicitation Breach Termination”).

Hittite may also terminate the Merger Agreement prior to the Acceptance Time if:

•	Analog Devices or the Purchaser breaches or fails to perform in any material respect any of their respective representations, warranties or covenants contained in the Merger Agreement, which breach or failure to perform (i) materially impairs Analog Devices’ and the Purchaser’s ability to complete the Offer or the Merger and (ii) cannot be or is not cured within 20 days after written notice to Analog Devices of the breach or failure or, if capable of being cured by Analog Devices or the Purchaser by such date, Analog Devices or the Purchaser, as applicable, does not commence to cure such breach or failure within 10 days after Analog Devices’ receipt of written notice thereof from Hittite and diligently pursue such cure thereafter and, in the case of any of the foregoing, Hittite is not then in material breach of any representation, warranty or covenant contained in the Merger Agreement; or

•	If Hittite receives a Superior Proposal and all of the following conditions are met (a “Superior Proposal Termination”): (i) Hittite has complied in all material respects with its no-solicitation obligations; (ii) Hittite’s Board approves, and Hittite concurrently with the termination of the Merger Agreement enters into, a definitive agreement with respect to such Superior Proposal; and (iii) prior to or concurrently with such termination, Hittite pays to Analog devices the $86.5 million termination fee described below.

Termination Fee. Hittite is required to pay Analog Devices a termination fee of $86.5 million if:

•	Analog Devices terminates the Merger Agreement pursuant to an Adverse Recommendation Change Termination;

•	Analog Devices terminates the Merger Agreement pursuant to a No-Solicitation Breach Termination, following an intentional breach of the no-solicitation obligations described above;

•	Hittite terminates the Merger Agreement pursuant to a Superior Proposal Termination; or

•	(i) Analog Devices or Hittite terminates the Merger Agreement pursuant to an Outside Date Termination or Analog Devices terminates the Merger Agreement pursuant to a Breach Termination, (ii) prior to the termination of the Merger Agreement, an Acquisition Proposal is made or an Acquisition Proposal made prior to the date of the Merger Agreement is amended and (iii) within one year after such termination, Hittite enters into a definitive agreement to consummate, or consummates, an Acquisition Proposal (regardless of whether made before or after the termination of the Merger Agreement), except that for such purpose references to 15% and 85% in the definition of “Acquisition Proposal” are deemed to be 50%.

Effect of Termination. In the event of the termination of the Merger Agreement, all obligations and agreements of the parties set forth in the Merger Agreement will terminate and be of no further force or effect, and there will be no liability on the part of Analog Devices, the Purchaser or Hittite under the Merger Agreement, except as set forth in certain provisions of the Merger Agreement which will survive such termination; provided that none of Analog Devices, the Purchaser or Hittite will be relieved of liability for damages actually incurred as a result of fraud or any willful breach of the Merger Agreement.

Fees and Expenses. Except with respect to the termination fee described under —“Termination Fee” above, whether or not the transactions contemplated by the Merger Agreement are consummated, all costs and expenses incurred in connection with the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such cost or expense.

Amendment, Extension and Waiver. The Merger Agreement may be amended or supplemented at any time prior to the Effective Time by written agreement of Analog Devices, the Purchaser and Hittite.

At any time before the Effective Time, the parties may (1) extend the time for the performance of any of the obligations or other acts of the other parties, (2) waive any inaccuracies in the representations and warranties contained in the Merger Agreement and (3) waive compliance with any of the agreements or conditions contained in the Merger Agreement. Any extension or waiver must be in a written instrument signed on behalf of the party agreeing to the extension or waiver.

The Confidentiality Agreement

Analog Devices and Hittite entered into a confidentiality and standstill agreement, dated as of January 10, 2014 (the “Confidentiality Agreement”), pursuant to which Analog Devices agreed that, subject to certain limitations, confidential information related to Hittite, any of its affiliates, subsidiaries, divisions or predecessor entities and furnished to Analog Devices or its affiliates or their respective representatives by or on behalf of

Hittite or its representatives shall be used by Analog Devices and its representatives solely for the purpose of evaluating a possible transaction involving Analog Devices (or its affiliates) and Hittite and would, for a period of two years from the date of the Confidentiality Agreement, be kept confidential, except as provided in the Confidentiality Agreement. Additionally, each of Analog Devices and Hittite further agreed that, subject to certain exceptions, it would not, for a period of 15 months from the date of the Confidentiality Agreement, solicit to employ any of the officers or employees of the other party with whom it had contact or who were specifically identified to it during the period of its investigation of the other party, so long as they were employed by the other party, without obtaining the prior written consent of the other party. Each of Analog Devices and Hittite also agreed, among other things, to certain “standstill” provisions which prohibit each party and its representatives from taking certain actions with respect to the other party for a period of 18 months from the date of the Confidentiality Agreement. Under the terms of the Merger Agreement, Hittite waived the applicability to Analog Devices of these standstill agreements.

The foregoing summary description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is attached as an exhibit to the Schedule TO.

13. Purpose of the Offer; No Stockholder Approval; Plans for Hittite.

Purpose of the Offer. The purpose of the Offer and the Merger is for Analog Devices, through the Purchaser, to acquire control of, and the entire equity interest in, Hittite, while allowing Hittite’s stockholders an opportunity to receive the Offer Price promptly by tendering their Shares pursuant to the Offer. Pursuant to the Merger, Analog Devices will acquire all outstanding Shares not tendered and purchased pursuant to the Offer or otherwise. If the Offer is successful, the Purchaser intends to consummate the Merger as promptly as practicable. After completion of the Offer and the Merger, Hittite will be a direct wholly owned subsidiary of Analog Devices.

Stockholders of Hittite who tender their Shares pursuant to the Offer will cease to have any equity interest in Hittite or any right to participate in its earnings and future growth after the Offer Closing. If the Merger is consummated, non-tendering stockholders also will no longer have an equity interest in Hittite. On the other hand, after tendering their Shares pursuant to the Offer or the subsequent Merger, stockholders of Hittite will not bear the risk of any decrease in the value of Shares.

No Stockholder Approval. If the Offer is consummated, we do not anticipate seeking the vote of Hittite’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a successful tender offer for a public corporation, the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger involving the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Therefore, the parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of the stockholders of Hittite to adopt the Merger Agreement, in accordance with Section 251(h) of the DGCL.

Plans for Hittite. Hittite’s Certificate of Incorporation will be amended and restated at the Effective Time in the form attached to the Merger Agreement. The Bylaws of the Purchaser as in effect immediately prior to the Effective Time will be the bylaws of the Surviving Corporation. Upon the completion of the Merger, the directors of the Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, and the officers of the Purchaser immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, in each case, until their successors are elected and qualified. See Section 12—“The Transaction Agreements—The Merger Agreement—The Merger” above.

Analog Devices and the Purchaser are conducting a detailed review of Hittite and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider what changes would be desirable in light of the circumstances that exist upon completion of the Offer. Analog Devices and the Purchaser will continue to evaluate the business and operations of Hittite during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Analog Devices intends to review such information as part of a comprehensive review of Hittite’s business, operations, capitalization and management with a view to optimizing development of Hittite’s potential in conjunction with Hittite’s or Analog Devices’ existing businesses. Possible changes could include changes in Hittite’s business, corporate structure, charter, bylaws, capitalization, board of directors and management. Plans may change based on further analysis and Analog Devices, the Purchaser and, after completion of the Offer and the Merger, the reconstituted Hittite Board, reserve the right to change their plans and intentions at any time, as they may deem appropriate.

Except as disclosed in this Offer to Purchase, Analog Devices and the Purchaser do not have any present plan or proposal that would result in the acquisition by any person of additional securities of Hittite, the disposition of securities of Hittite, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Hittite or its subsidiaries or the sale or transfer of a material amount of assets of Hittite or its subsidiaries.

14. Dividends and Distributions.

The Merger Agreement provides that without the prior written consent of Analog Devices, Hittite will not, and will not permit any of its subsidiaries to, directly or indirectly, declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its capital stock (other than the cash dividend of $0.15 per share declared on April 17, 2014 and payable on June 27, 2014 to holders of record as of June 4, 2014 or dividends and distributions by a direct or indirect wholly owned subsidiary of Hittite to its parent).

15. Conditions of the Offer.

Capitalized terms used but not defined in this Section 15—“Conditions of the Offer” have the meanings ascribed to them in the Merger Agreement.

Notwithstanding any other provisions of the Offer or the Merger Agreement, the Purchaser will not be obligated to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-l(c) promulgated under the Exchange Act), to pay for any Shares tendered pursuant to the Offer, and may in certain circumstances terminate or amend the Offer, and may postpone the acceptance for payment of, or payment for, any Shares tendered pursuant to the Offer (and not theretofore accepted for payment or paid for), if, immediately prior to the Expiration Time, the number of Shares validly tendered and not properly withdrawn pursuant to the Offer (excluding Shares tendered pursuant to guaranteed delivery procedures and not actually delivered prior to the Expiration Time), together with any Shares owned by Analog Devices or the Purchaser, does not equal at least a majority of the Shares outstanding on a fully diluted basis on the date of purchase (where “on a fully diluted basis” means the number of Shares outstanding (including, but not limited to, Shares subject to RSAs (whether vested or unvested)), together with the Shares which Hittite may be required to issue pursuant to warrants, options, restricted stock units or other obligations outstanding at that date under employee stock or similar benefit plans or otherwise, regardless of exercise price, but only to the extent vested or then exercisable after giving effect to any accelerated vesting as a result of the completion of the Offer and the Merger (the condition described in this paragraph the “Minimum Condition”).

Notwithstanding any other provision of the Offer or the Merger Agreement, the Purchaser will not be obligated to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act), to pay for any Shares tendered pursuant to the Offer, and may in certain circumstances terminate or amend the Offer, and may postpone the acceptance for payment of, or payment for, any Shares tendered pursuant to the Offer (and not theretofore accepted for payment or paid for), if, immediately prior to the Expiration Time, any of the following conditions shall not be satisfied or have been waived by the Purchaser:

(i)	any waiting period (and any extension thereof) applicable to the consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, or to the exercise by Analog Devices or the Purchaser of the voting power of the Shares, under the HSR Act and the German Act Against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen) has expired or been terminated, and any required authorization under the German Act Against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen) has been obtained (the “Regulatory Condition”);

(ii)	no governmental entity of competent jurisdiction has enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction (preliminary or permanent) or statute, rule or regulation which is in effect and which has the effect of making the Offer or the Merger illegal or otherwise prohibiting consummation of the Offer or the Merger;

(iii)	(a) the representations and warranties of Hittite set forth in the Merger Agreement relating to its organization, standing and power, its authorization of the Merger Agreement and the transactions contemplated thereby, the absence of any vote of Hittite’s stockholders required for Hittite to adopt the Merger Agreement or consummate the transactions contemplated by the Merger Agreement, the absence of a Material Adverse Effect with respect to Hittite since March 31, 2014, the opinion of Hittite’s financial advisor, the inapplicability of Section 203 of the DGCL to the Merger Agreement and the consummation of the transactions contemplated thereby, and actions taken to satisfy the requirements of the non-exclusive safe-harbor with respect to Hittite’s compensation arrangements in accordance with Rule 14d-10 under the Exchange Act were true and correct as of the date of the Merger Agreement and are true and correct as of the Expiration Time, except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties were true and correct as of such date; (b) the representations and warranties of Hittite set forth in the Merger Agreement related to certain capitalization matters were true and correct as of the date of the Merger Agreement and are true and correct as of the Expiration Time, except for such inaccuracies that would not, individually or in the aggregate, result in more than a de minimis increase in the aggregate consideration payable by Analog Devices and the Purchaser pursuant to the Merger Agreement, and except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties were true and correct as of such date; and (c) all other representations and warranties of Hittite set forth in the Merger Agreement were true and correct as of the date of the Merger Agreement, and are true and correct as of the Expiration Time as though made as of the Expiration Time, except (1) to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties were true and correct as of such date, and (2) where the failure to be true and correct (without regard to any materiality or Material Adverse Effect qualifications contained therein), individually or in the aggregate, has not had, and would not reasonably be expected to result in, a Material Adverse Effect with respect to Hittite; and Analog Devices has received a certificate signed on behalf of Hittite by its chief executive officer and its chief financial officer to the effect that such condition has been satisfied;

(iv)	Hittite has performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Expiration Time; and Analog Devices has received a certificate signed on behalf of Hittite by its chief executive officer and its chief financial officer to the effect that such condition has been satisfied;

(v)

no suit, action or proceeding by any governmental entity is instituted or pending (a) challenging, making illegal or otherwise restraining or prohibiting, or seeking to challenge, make illegal or otherwise restrain or prohibit, the Offer or the Merger or (to the extent it relates to the Offer or the Merger) seeking to obtain from Hittite, or Analog Devices or any of its affiliates, any material damages, (b) seeking to prohibit or materially limit the ownership or operation by Hittite, Analog Devices or the Purchaser of all or any material portion of the business or assets of Hittite and its subsidiaries, taken as a whole, or (to the extent it relates to any of the transactions contemplated by the Merger Agreement (including the Offer and the Merger)) of Analog Devices and its affiliates, taken as a whole, (c) seeking to compel Hittite, Analog Devices or the Purchaser to dispose of or to hold separate all or any material portion of the business or assets of Hittite or any of its subsidiaries, taken as a whole, or (to the extent it relates to any of the transactions contemplated by the Merger Agreement (including the Offer and the Merger)) of Analog Devices or any of its affiliates, taken as a whole, (d) seeking to impose any material limitation on the ability of Hittite, Analog Devices or the Purchaser to conduct the business or own the assets or Hittite or any of its subsidiaries or (to the extent it relates to any of the transactions contemplated by the Merger Agreement (including the Offer and the Merger)) of Analog Devices or any of its affiliates, (e) seeking to impose material limitations on the ability of Analog Devices or the Purchaser to acquire or hold, or to exercise full rights of ownership of any Shares, including the right to vote Shares on all matters properly presented to Hittite’s stockholders, or (f) seeking to require divestiture by Analog Devices or the Purchaser of all or any of the Shares;

(vi)	since the date of the Merger Agreement, no change, event, circumstance, development or effect has occurred that has had, or would reasonably be expected to result in, a Material Adverse Effect with respect to Hittite; and

(vii)	the Merger Agreement has not been validly terminated in accordance with its terms and the Offer has not been validly terminated in accordance with the terms of the Merger Agreement.

The Merger Agreement provides that the foregoing conditions are in addition to, and not a limitation of, the rights of Analog Devices and the Purchaser to extend, terminate and/or modify the Offer pursuant to the terms of the Merger Agreement.

The Merger Agreement further provides that the foregoing conditions are for the sole benefit of Analog Devices and the Purchaser, may be asserted by Analog Devices or the Purchaser regardless of the circumstances giving rise to any such conditions and may be waived by Analog Devices or the Purchaser (except for the Minimum Condition) in whole or in part at any time and from time to time in their sole discretion. The failure by Analog Devices or the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to any particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

16. Certain Legal Matters; Regulatory Approvals.

Legal Proceedings. On June 12, 2014, a putative stockholder class action complaint, captioned Joyce v. Hittite Microwave Corporation, et al., C.A. No. 9758 (Del. Ch.) was filed in the Court of Chancery of the State of Delaware in connection with the Offer and the Merger, naming as defendants Hittite, each member of the Hittite Board, Analog Devices and the Purchaser. The complaint alleges that the Hittite Board breached its fiduciary duties and that Hittite, Analog Devices and the Purchaser aided and abetted those purported breaches in connection with the Offer and the Merger. The complaint also challenges the proposed $78.00 per share Offer Price as inadequate, and makes a variety of other allegations, including allegations that:

•	given Hittite’s recent performance and potential future grown, the value of Hittite’s common stock is greater than the Offer Price;

•	the “no solicitation” provision in the Merger Agreement precludes Hittite from soliciting and otherwise restricts Hittite’s ability to consider competing offers;

•	the $86.5 million termination fee payable to Analog Devices in certain circumstances is improper; and

•	the structure of the Offer increases the chances of consummating the Offer and the Merger and leaves stockholders with minimal time to effectively challenge the Offer and the Merger.

The plaintiff in this case seeks an order (i) certifying a proposed class of stockholders, (ii) declaring that the Merger Agreement was approved in breach of the fiduciary duties of the Hittite Board and is therefore unlawful and unenforceable, (iii) rescinding, to the extent already implemented, the Merger Agreement, (iv) enjoining the consummation of the Offer and the Merger, (v) imposing a constructive trust upon any benefits improperly received by the defendants and (vi) awarding costs and attorneys’ fees. Analog Devices and its directors believe this lawsuit is without merit and intend to defend it vigorously.

General. Except as otherwise set forth in this Offer to Purchase, based on Analog Devices’ and the Purchaser’s review of publicly available filings by Hittite with the SEC and other information regarding Hittite, Analog Devices and the Purchaser are not aware of any licenses or other regulatory permits that appear to be material to the business of Hittite and that might be adversely affected by the acquisition of Shares by the Purchaser or Analog Devices pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Shares by the Purchaser or Analog Devices pursuant to the Offer. In addition, except as set forth below, Analog Devices and the Purchaser are not aware of any filings, approvals or other actions by or with any governmental entity or administrative or regulatory agency that would be required for Analog Devices’ and the Purchaser’s acquisition or ownership of the Shares. Should any such approval or other action be required, Analog Devices and the Purchaser currently expect that such approval or action, except as described below under “State Takeover Laws,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Hittite’s or Analog Devices’ business or that certain parts of Hittite’s or Analog Devices’ business might not have to be disposed of or held separate. In such an event, we may not be required to purchase any Shares in the Offer. See Section 15—“Conditions of the Offer.”

Antitrust. Hittite and Analog Devices are both active in and outside the United States where merger regulations may require that transactions involving parties that meet or exceed certain thresholds must be notified for review under antitrust law.

United States:

Under the HSR Act, and the rules and regulations promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Analog Devices by virtue of its acquisition, through the Purchaser, of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer and the Merger with the FTC and the Antitrust Division, unless the waiting period is earlier terminated, or extended by a request for additional information (“Second Request”), by the FTC and/or the Antitrust Division. The expiration or termination of the waiting period under the HSR Act is a condition to the Offer. See Section 15—“Conditions of the Offer.”

On June 18, 2014, each of Hittite, Analog Devices and the Purchaser filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer. Under the HSR Act, the required waiting period will expire at 11:59 pm, New York City time, on July 3, 2014, which is the fifteenth calendar day after the filing by Analog Devices, unless earlier terminated or Analog Devices receives a Second Request from either the FTC or the Antitrust Division prior to that time. If a Second Request is issued, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10 calendar days following the date of Analog Devices’ substantial compliance with that request. If the 10-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. The FTC or the Antitrust Division may terminate its investigation prior to Analog Devices’ substantial compliance with the Second Request or, if Analog Devices does substantially comply with the Second Requests, prior to the additional 10-day waiting period before its expiration. Although Hittite is also required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Hittite’s failure to comply with such requirements or with its own Second Request in a timely manner will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger.

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions, such as the Purchaser’s acquisition of the Shares in the Offer and the Merger. At any time before or after the Purchaser’s purchase of Shares in the Offer and the Merger, the FTC or the Antitrust Division could take any action under the antitrust laws, including seeking a court order (i) to enjoin the purchase of Shares in the Offer and the Merger, (ii) to require the divestiture of Shares purchased in the Offer and Merger or (iii) to require the divestiture of substantial assets of Analog Devices, Hittite or any of their respective subsidiaries or affiliates. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. See Section 15—“Conditions of the Offer.”

Germany:

Based on a review of the information currently available relating to the countries and businesses in which Hittite and Analog Devices are engaged, Analog Devices and the Purchaser believe that the authorization of the Federal Cartel Office in Germany (the “FCO”) is required in connection with the Offer and the Merger. The authorization of the FCO is a condition to the Offer. See Section 15—“Conditions of the Offer.”

Analog Devices, the Purchaser and Hittite submitted a notification to the FCO on June 20, 2014. Under German law, the FCO has until July 21, 2014, which is one month from the filing of a complete notification, to conduct an initial review of the Offer and the Merger. The FCO may take an additional three months to further investigate the merits of the acquisition. The FCO may give its authorization before the end of the waiting periods described above.

Analog Devices and the Purchaser cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

No Stockholder Approval. Hittite has represented in the Merger Agreement that, assuming, among other things, that the Merger is consummated in accordance with Section 251(h), the execution and delivery of the Merger Agreement and the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement by Hittite have been duly authorized by all necessary corporate action on the part of Hittite. If the Offer is consummated, we do not anticipate seeking the approval of Hittite’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a successful tender offer for a public corporation, the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger involving the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without any action of the other stockholders of the target corporation. Therefore, Hittite, Analog Devices and the Purchaser have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of stockholders of Hittite to adopt the Merger Agreement, in accordance with Section 251(h) of the DGCL.

State Takeover Laws. A number of states have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business therein.

As a Delaware corporation, Hittite is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the time such person became an interested stockholder unless, among other things, the “business combination” is approved by the board of directors of such corporation prior to such time.

Hittite has represented to us in the Merger Agreement that the Hittite Board has taken all actions necessary so that the restrictions contained in Section 203 of the DGCL applicable to a “business combination” with an “interested stockholder” (each as defined in Section 203) will not apply to the execution, delivery or performance of the Merger Agreement or the consummation of any of the transactions contemplated by the Merger Agreement. The Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. The Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement, and nothing in this Offer to Purchase or any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger, the Merger Agreement and the other agreements and transactions referred to therein, as applicable, the Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and the Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 15—“Conditions of the Offer.”

Appraisal Rights. Holders of Shares will not have appraisal rights in connection with the Offer. If the Offer is consummated, and the Merger is thereafter effected, however, Hittite stockholders who (i) did not tender their Shares in the Offer, (ii) comply in all respects with the applicable statutory procedures under Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than, or the same as, the price paid by the Purchaser pursuant to the Offer. Moreover, the Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of such Shares is less than the price paid in the Offer and the Merger.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the discussion of appraisal rights in the Schedule 14D-9 as well as Section 262 of the DGCL, attached as Annex C to the Schedule 14D-9, carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

•	the stockholder must deliver to Hittite a written demand for appraisal by the later of the consummation of the Offer and twenty days after the date of mailing of the Schedule 14D-9 (which date of mailing is June 23, 2014);

•	the stockholder must not tender his, her or its Shares pursuant to the Offer; and

•	the stockholder must continuously hold the Shares from the date of making the demand through the Effective Time.

The foregoing summary of the rights of Hittite’s stockholders to seek appraisal rights under Delaware law is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex C to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is completed. If you tender your shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your shares but, instead, upon the terms and subject to the conditions of the Offer, you will receive the Offer Price for your Shares.

“Going Private” Transactions. Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the Merger. However, Rule 13e-3 will be inapplicable if (i) Shares are deregistered under the Exchange Act prior to the Merger or another business combination or (ii) the Merger or other business combination is consummated within one year after the purchase of Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Neither Analog Devices nor the Purchaser believes that Rule 13e-3 will be applicable to the Merger.

17. Fees and Expenses.

Analog Devices and the Purchaser have retained Credit Suisse Securities (USA) LLC to be the Dealer Manager, MacKenzie Partners, Inc. to be the Information Agent and American Stock Transfer & Trust Company, LLC to be the Depositary for the Offer.

Credit Suisse Securities (USA) LLC is not receiving any compensation for its services as Dealer Manager for the Offer. However, Credit Suisse Securities (USA) LLC and its affiliates have provided financial advisory services to Analog Devices in connection with the Offer and the Merger for which they will receive customary compensation and have and may in the future provide various other investment banking, financial advisory and other services to Analog Devices or its affiliates for which they have received or may receive customary compensation. In addition, Analog Devices and the Purchaser intend to fund a portion of the amounts paid pursuant to the Offer and the Merger through borrowings under a committed 90-day term loan facility in an aggregate principal amount of $2.0 billion with Credit Suisse AG and Credit Suisse Securities (USA) LLC, for which Credit Suisse AG and Credit Suisse Securities (USA) LLC will receive customary compensation.

In the ordinary course of business, including their trading and brokerage operations and in a fiduciary capacity, Credit Suisse Securities (USA) LLC and its affiliates may hold positions, both long and short, for their own accounts and for those of their customers, in Analog Devices’ and/or Hittite’s securities, including the Shares. As a result, Credit Suisse Securities (USA) LLC at any time may own certain of Analog Devices’ and/or Hittite’s equity securities, including the Shares. In addition, Credit Suisse Securities (USA) LLC may tender Shares into the Offer for its own account.

The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, and the Dealer Manager, Information Agent and Depositary will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Analog Devices nor the Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary, the Dealer Manager and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Banks, brokers, dealers and other nominees will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18. Miscellaneous.

The Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, the Purchaser will make a good faith effort to comply with that state statute. If, after a good faith effort, the Purchaser cannot comply with the state statute, the Purchaser will not make the Offer to, nor will the Purchaser accept tenders from or on behalf of, the holders of Shares in that state. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

Analog Devices and the Purchaser have filed with the SEC the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in Section 9—“Certain Information Concerning Analog Devices and the Purchaser—Available Information.”

The Offer does not constitute a solicitation of proxies for any meeting of Hittite’s stockholders. Any solicitation that the Purchaser or any of its affiliates might seek would be made only pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Exchange Act.

Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Analog Devices, the Purchaser, Hittite or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

No person has been authorized to give any information or to make any representation on behalf of Analog Devices or the Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of the Purchaser, the Depositary, the Information Agent or the Dealer Manager for the purpose of the Offer.

Analog Devices, Inc.

BBAC Corp.

June 23, 2014

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF

ANALOG DEVICES AND THE PURCHASER

The name, country of citizenship, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Analog Devices and the Purchaser and certain other information are set forth below. The business address of each director and executive officer of Analog Devices is c/o Analog Devices, One Technology Way, Norwood, Massachusetts 02062, and the current phone number is (781) 329-4700. The business address of each director and executive officer of the Purchaser is c/o Analog Devices, One Technology Way, Norwood, Massachusetts 02062, and the current phone number is (781) 329-4700.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information

ANALOG DEVICES, INC.

Ray Stata United States of America Chairman of the Board of Directors	Mr. Stata has served as the Chairman of the Board of Directors of Analog Devices since 1973 and served as an executive officer of the company from its inception until April 2012. Mr. Stata served as Analog Devices’ Chief Executive Officer from 1973 to November 1996 and as the President from 1971 to November 1991.

Vincent T. Roche United States of America President and Chief Executive Officer, Director	Mr. Roche has served as Analog Devices’ Chief Executive Officer since May 2013. He has been President since November 2012. Previously, Mr. Roche served as Analog Devices’ Vice President, Strategic Segments Group and Global Sales from October 2009 to November 2012. He was Vice President, Worldwide Sales from March 2001 to October 2009. Mr. Roche was Vice President and General Manager, Silicon Valley Business Units and Computer & Networking from 1999 to March 2001 and Product Line Director from 1995 to 1999.

Richard M. Beyer United States of America Director	Mr. Beyer is the Chairman of Dialog Semiconductor PLC, the Chairman of the Semiconductor Industry Association, and was the Chairman and Chief Executive Officer of Freescale Semiconductor, Inc. from 2008 to 2012. He served as a director of Freescale until April 2013. Mr. Beyer was Chief Executive Officer and a director of Intersil Corporation from 2002 to 2008 and President and Chief Executive Officer of Elantec Semiconductor, Inc. from 2000 to 2002. Additionally, he is a director of Micron Technology, Inc.

James A. Champy United States of America Director	Mr. Champy retired in 2010 as Vice President of the Dell/Perot Systems business unit of Dell, Inc., a computer and technology services company. He was previously a Vice President and the Chairman of Consulting at Perot Systems Corporation from 1996 to November 2009. He served as a director of Perot Systems Corporation from 1996 to 2004. Mr. Champy is the author of several business books and is currently a Research Fellow at the Harvard Business School.

Edward H. Frank United States of America Director	Dr. Frank is presently co-founder and CEO of Cloud Parity, an early-stage social networking startup in the San Francisco Bay Area. Before founding Cloud Parity, he served at Apple, Inc. from 2009 until 2013 as Vice President, Macintosh Hardware Systems Engineering. Prior to his tenure at Apple, Dr. Frank served as Corporate Vice President, Research and

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information

Development, of Broadcom Corp. Dr. Frank was founding CEO of Epigram, Inc., a developer of integrated circuits and software for home networking, which Broadcom acquired in 1999, and was a Distinguished Engineer at Sun Microsystems. He is Director of Fusion-io (FIO) and of privately-held eASIC.

John C. Hodgson United States of America Director	Mr. Hodgson has been retired since December 2006. He served as Senior Vice President and Chief Marketing and Sales Officer for DuPont, a science-based products and services company, from January 2006 to December 2006. Mr. Hodgson served as Senior Vice President and Chief Customer Officer from May 2005 to January 2006, Executive Vice President and Chief Marketing and Sales Officer from February 2002 to May 2005 and Group Vice President, and General Manager of DuPont iTechnologies from February 2000 to February 2002.

Yves-Andres Istel United States of America Director	Mr. Istel has been a Senior Advisor to Rothschild, Inc., an international investment bank, since April 2002, and was Vice Chairman of Rothschild, Inc. from 1993 to April 2002. He was previously Chairman of Wasserstein Perella & Co. and International and Managing Director of Wasserstein Perella & Co., Inc. from 1988 to 1992. Mr. Istel also served as a director of Imperial Sugar Company, a processor and marketer of refined sugar from 2001-2011. Mr. Istel is chairman of Compagnie Financiere Richemont S.A., the parent group owning luxury goods companies, including Cartier and Montblanc.

Neil Novich United States of America Director	Mr. Novich is the former Chairman, President and Chief Executive Officer of Ryerson Inc., a leading global metals distributor and fabricator. He joined Ryerson in 1994 as Chief Operating Officer and served in that role until 1999 when he was named Chairman, President and Chief Executive Officer, a position he held through 2007. Prior to that, he was a Director at Bain & Company, an international consulting firm. Mr. Novich also serves as a director of W.W. Grainger, Inc., Hillenbrand Inc. and Beacon Roofing Supply, Inc. and served as a director of Ryerson, Inc. during the past five years.

F. Grant Saviers United States of America Director	Mr. Saviers has been retired since 1998. He served as Chairman of the Board of Adaptec, Inc., a provider of high performance computer input/output products, from 1997 to 1998, President from 1992 to 1995, and Chief Executive Officer from 1995 to 1998. Prior to Adaptec, Mr. Saviers was employed by Digital Equipment Corporation, where he served as Vice President, Storage Systems from 1981 to 1989, and as Vice President, Personal Computers and Peripherals from 1989 to 1992.

Kenton J. Sicchitano United States of America Director	Mr. Sicchitano has been retired since July 2001. He joined Price Waterhouse LLP, a predecessor firm of PricewaterhouseCoopers LLP, or PwC, in 1970 and became a partner in 1979. PwC is a public accounting firm. At the time of his retirement, Mr. Sicchitano was the Global Managing Partner of Independence and Regulatory Matters for PwC. During his 31-year tenure with PwC, Mr. Sicchitano held various positions including the Global Managing Partner of Audit/Business Advisory Services and the Global Managing Partner responsible for Audit/Business Advisory, Tax/Legal and Financial Advisory Services. Mr. Sicchitano also serves as a director of PerkinElmer, Inc. and MetLife, Inc.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information

Lisa T. Su United States of America Director	Ms. Su is Senior Vice President and General Manager, Global Business Units for Advanced Micro Devices, or AMD, a leading semiconductor manufacturer. Prior to joining AMD in January 2012, Ms. Su served as senior vice president and general manager, Networking and Multimedia, at Freescale Semiconductor, Inc. from 2008 to 2011 and prior to that, as Chief Technology Officer from 2007 to 2008. Ms. Su also spent 13 years with IBM in various engineering and business leadership positions; and was a member of the technical staff at Texas Instruments in the Semiconductor Process and Device Center (SPDC).

David A. Zinsner United States of America Vice President, Finance and Chief Financial Officer	Mr. Zinsner has been Analog Devices’ Vice President, Finance and Chief Financial Officer since January 2009. Previously, he was Senior Vice President and Chief Financial Officer of Intersil Corporation from 2005 to December 2008, and Corporate Controller and Treasurer of Intersil Corporation from 2000 to 2005 and Corporate Treasurer of Intersil Corporation from 1999 to 2000.

Samuel H. Fuller United States of America Vice President, Research and Development and Chief Technology Officer	Mr. Fuller has been Analog Devices’ Vice President, Research and Development since March 1998 and Chief Technology Officer since March 2006. He was Vice President of Research and Chief Scientist of Digital Equipment Corp. from 1983 to 1998 and Engineering Manager of the VAX Architecture Group of Digital Equipment Corp. from 1978 to 1983.

Robert R. Marshall Great Britain Vice President, Worldwide Manufacturing	Mr. Marshall has been Analog Devices’ Vice President, Worldwide Manufacturing since February 1994. Previously he served as Vice President, Manufacturing, Limerick Site, Analog Devices, B.V. in Limerick, Ireland from November 1991 to February 1994. He was Plant Manager, Analog Devices, B.V. in Limerick, Ireland from January 1991 to November 1991.

William Matson United States of America Vice President, Human Resources	Mr. Matson has been Analog Devices’ Vice President, Human Resources since November 2006. Previously, he was Chief Human Resource Officer of Lenovo from January 2005 to June 2006. He was General Manager of IBM Business Transformation Outsourcing from September 2003 to April 2005 and Vice President, Human Resources of IBM Asia Pacific Region from December 1999 to September 2003.

Robert McAdam Ireland Executive Vice President, Strategic Business Segments Group	Mr. McAdam has been Analog Devices’ Executive Vice President, Strategic Business Segments Group since November 2012. Previously, he served as Vice President, Core Products and Technologies Group from October 2009 to November 2012 and Vice President and General Manager, Analog Semiconductor Components from February 1994 to September 2009. He was Vice President and General Manager, Analog Devices, B.V. in Limerick, Ireland from January 1991 to February 1994 and Product Line Manager, Analog Devices, B.V. in Limerick, Ireland from October 1988 to January 1991.

Richard Meaney Ireland Vice President, Products and Technologies Group	Mr. Meaney has been Analog Devices’ Vice President, Products and Technologies Group since November 2012. Previously he served as Vice President, Converters from August 2009 to November 2012 and Vice President, Precision Signal Processing from October 1999 to August 2009. He also served as Product Line Director from August 1991 to September 1999, Engineering Manager from August 1988 to July 1991, and Design Engineer Analog Devices, B.V. in Limerick, Ireland from August 1979 to July 1988.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information

Margaret K. Seif United States of America Vice President, General Counsel and Secretary	Ms. Seif has served as Analog Devices’ Vice President, General Counsel and Secretary since January 2006. Previously she served as Senior Vice President, General Counsel and Secretary of RSA Security Inc. from January 2000 to November 2005 and Vice President, General Counsel and Secretary of RSA Security Inc. from June 1998 to January 2000.

Thomas Wessel Germany Vice President, Worldwide Sales	Mr. Wessel has served as Analog Devices’ Vice President, Worldwide Sales since March 2012. Previously, he served as Vice President, Worldwide Automotive Segment from November 2009 to March 2012; Vice President, European Sales and Marketing from June 2008 to November 2009; and Managing Director, European Sales and Marketing from June 2005 to June 2008.

Eileen Wynne United States of America Vice President, Corporate Controller and Chief Accounting Officer	Ms. Wynne has served as Analog Devices’ Vice President and Chief Accounting Officer since May 2013. Previously, she served as Corporate Controller since April 2011 and Assistant Corporate Controller from February 2004 to April 2011.

BBAC CORP.

William A. Martin United States of America Director, President and Treasurer	Mr. Martin has served as a director and as the President and Treasurer of BBAC Corp. since its formation on June 5, 2014. Mr. Martin has served as the Vice President, Mergers & Acquisitions and Treasurer of Analog Device since March 2014. Previously, he served as Treasurer and Director of Mergers & Acquisitions from March 2010 to March 2014 and Treasurer from March 1993 to March 2010.

Margaret K. Seif United States of America Director and Secretary	Ms. Seif has serviced as a director and as the Secretary of BBAC Corp. since its formation on June 5, 2014. Ms. Seif has served as Analog Devices’ Vice President, General Counsel and Secretary since January 2006. Previously she served as Senior Vice President, General Counsel and Secretary of RSA Security Inc. from January 2000 to November 2005 and Vice President, General Counsel and Secretary of RSA Security Inc. from June 1998 to January 2000.

Kevin P. Lanouette United States of America Director and Assistant Secretary	Mr. Lanouette has served as a director and as the Assistant Secretary of BBAC Corp. since its formation on June 5, 2014. Mr. Lanouette has served as Analog Devices’ Assistant General Counsel since April 2006.

The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at its address set forth below:

The Depositary for the Offer is:

If delivering by mail:	If delivering by hand or courier:
American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

The Dealer Manager for the Offer is:

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010-3629

Call Toll-Free (800) 318-8219